The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

This filing is made pursuant
to Rule 424(b)(5) under
the Securities Act of
1933 in connection with
Registration No. 333-75066

Subject to Completion, Dated January 28, 2002.
Prospectus Supplement to Prospectus dated January 25, 2002.

10,000,000 Shares

Common Stock

       The common stock is listed on the Nasdaq National Market under the symbol “AMLN”. The last reported sale price of the common stock on January 25, 2002 was $8.50 per share.

       See “Risk Factors” beginning on page S-5 of this prospectus supplement and page 2 of the accompanying prospectus to read about factors you should consider before buying the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Amylin	$	$

       To the extent that the underwriters sell more than 10,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,500,000 shares from Amylin at the initial price to public less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on February   , 2002.

Joint-Lead Managers

Goldman, Sachs & Co.	Lehman Brothers

Prospectus Supplement dated                     , 2002.

PROSPECTUS SUPPLEMENT SUMMARY
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
BUSINESS
MANAGEMENT
UNDERWRITING
VALIDITY OF COMMON STOCK
EXPERTS
SUMMARY OF OUR BUSINESS
RISK FACTORS
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

ABOUT THIS PROSPECTUS SUPPLEMENT

       You should read this prospectus supplement along with the accompanying prospectus carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided in this prospectus supplement, the accompanying prospectus or incorporated by reference in the accompanying prospectus. We have not authorized anyone to provide you with different information.

PROSPECTUS SUPPLEMENT SUMMARY

       This is a summary of the information about our business contained in this prospectus supplement. Investors should carefully consider the information set forth under “Risk Factors” in this prospectus supplement and in the accompanying prospectus. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

Amylin Pharmaceuticals, Inc.

       We are a biopharmaceutical company engaged in the discovery, development and commercialization of drug candidates for the treatment of diabetes and other metabolic disorders. We currently have exclusive rights to two drug candidates in late stage development for the treatment of diabetes, SYMLINTM (pramlintide acetate) and AC2993 (synthetic exendin-4). We invented and patented SYMLIN several years ago. We acquired rights relating to AC2993 through an exclusive patent license from Dr. John Eng and have filed patent applications covering developments in AC2993 and its uses that resulted from our own internal research and development.

       We have received a letter from the United States Food and Drug Administration, the FDA, indicating that SYMLIN is approvable for marketing in the United States, as an adjunctive therapy with insulin, subject to satisfactory results from additional clinical trials. Our second candidate, AC2993, is in pivotal Phase 3 clinical trials. Additionally, we are developing a formulation of AC2993 targeted for once-a-month administration, AC2993 LAR, that is in Phase 1 clinical trials. We have a third drug candidate, AC3056, in early-stage clinical trials, and maintain a focused research and development program to discover and in-license additional drug candidates for metabolic diseases.

       Diabetes is a major health problem in most developed countries and is the sixth leading cause of death by disease in the United States. It is a progressive disease caused by a deficiency of the hormone insulin, which is secreted by the pancreas, or a failure of the body to properly use available insulin. Diabetes is characterized by poor control of blood sugar, or glucose, concentrations and frequently results in severe long-term complications, such as cardiovascular, eye, kidney and other vascular diseases. Reduction of blood glucose concentrations to near normal levels can drastically reduce the risk of those complications.

       It is estimated that over 150 million people worldwide had diabetes in 2001. Of that population, approximately 10 million had type 1 diabetes, also known as juvenile onset diabetes, and approximately 140 million had type 2 diabetes, also known as adult onset diabetes. In the United States alone, there are approximately 10.9 million people currently diagnosed with diabetes with approximately 800,000 new cases of diabetes diagnosed each year.

       Current treatments for diabetes include insulin injections and oral medications. Although these therapies are effective in reducing blood glucose concentrations, they are generally unable to regulate blood glucose concentrations within guidelines established by the American Diabetes Association. Current therapies commonly lead to weight gain, which in turn is a contributing factor to some of the long-term vascular complications of diabetes. We are developing SYMLIN and AC2993 to treat this chronic disease by more effectively regulating blood glucose concentrations in patients with diabetes, without the associated weight gain.

Diabetes Drug Candidates

       SYMLIN. SYMLIN is a synthetic version of human amylin, a naturally occurring hormone that, along with insulin, has a role in regulating blood glucose concentrations. Amylin, like insulin, is deficient in individuals with diabetes. SYMLIN is a first-in-class drug candidate for the treatment of patients with type 1 diabetes and insulin-using patients with type 2 diabetes. It is the first potential treatment addressing glucose control for patients with type 1 diabetes that has completed Phase 3 clinical trials since the discovery of insulin approximately 80 years ago. Our clinical trials have shown a statistically significant reduction in blood glucose concentrations among patients treated for six months with SYMLIN and insulin together, as compared to patients using insulin alone. Patients using SYMLIN generally did not experience an increase in their weight.

       In October 2001, we received a letter from the FDA stating that SYMLIN was approvable for marketing as an adjunctive therapy with insulin for the treatment of type 1 and insulin-using type 2 diabetes patients, subject to satisfactory results from additional clinical trials. In December 2001, after consultation with the FDA, we announced our plans for follow-up SYMLIN clinical trials which, if successful, should be sufficient to obtain FDA marketing approval of SYMLIN. These trials will consist of a seven-month dose titration clinical trial of SYMLIN focused on safety involving approximately 250 patients with type 1 diabetes and four small trials to enhance suggested prescribing information. We do not expect the FDA to require any extended trials in type 2 diabetes patients prior to granting marketing approval for SYMLIN in the United States.

       We also submitted a Marketing Approval Application, or MAA, for SYMLIN with European regulatory authorities in May 2001. In June 2001 the MAA was accepted for filing. In conformance with the European process, a review is ongoing and we are now responding to their initial questions.

       AC2993. AC2993 is a potent, first-in-class drug candidate for the treatment of type 2 diabetes. In clinical trials, AC2993 has been shown to stimulate secretion of insulin in the presence of elevated blood glucose concentrations, but not during periods of low blood glucose concentrations. Because of this distinction, this drug product is unlikely to cause hypoglycemia, or low blood glucose concentrations, a common complication of diabetes therapy. We are initially developing AC2993 to improve glucose control in patients who are not achieving target blood glucose concentrations with diet and oral medications.

       To date, we have completed ten clinical trials with AC2993, including one Phase 1 and nine Phase 2 clinical trials. In a recent 28-day Phase 2 clinical trial, patients taking AC2993 exhibited a statistically significant improvement in their average blood glucose concentrations over those taking oral medications alone. All of the patients treated with AC2993 who completed the trial exhibited clinically meaningful reductions in average blood glucose concentrations as compared to the control group. In December 2001, we initiated our first of three pivotal Phase 3 clinical trials for AC2993. We plan to begin a second Phase 3 clinical trial in January 2002, with a third scheduled to begin later in the first quarter of 2002.

       AC2993 LAR. The combination of potency and the glucose dependent mechanism of action inherent in AC2993 makes it well suited to a sustained release formulation. We are developing a long-acting release formulation of AC2993, referred to as AC2993 LAR, that would be administered once a month to type 2 diabetes patients using non-insulin therapies to achieve more normal glucose control. We completed the first Phase 1 clinical trial of AC2993 LAR in 2001. This trial demonstrated a sustained release of AC2993 for over 30 days, with no significant immediate release of the drug following administration. AC2993 LAR was well tolerated in this trial, with no significant adverse effects. Further, the results of a clinical trial with AC2993 completed in 2001 demonstrated that sustained, continuous infusion of AC2993 in patients with type 2 diabetes over a twenty-four hour period can lower both pre-meal and post-meal blood glucose concentrations consistently throughout the day. This trial further supports our continued development of AC2993 LAR. We are continuing to develop improved formulations of AC2993 LAR and intend to commence Phase 2 clinical trials of this drug candidate in 2002 in the United States.

Market Opportunity

       The patient focus for SYMLIN is people with diabetes who use insulin. This target population currently has limited therapeutic options. We estimate this population at approximately 8.3 million as of 2001 in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom, which comprise the seven largest pharmaceutical markets worldwide, of which an estimated 4.5 million are in the United States.

       The patient focus for AC2993 and AC2993 LAR is people with type 2 diabetes who are using oral medications to control blood glucose concentrations. Currently, the only therapeutic steps available to patients who are unable to control blood glucose concentrations using oral medications are additional oral medications, the addition of insulin to the oral medication regimen or insulin therapy alone. We estimate this population at approximately 11.2 million in the seven largest pharmaceutical markets worldwide in 2001, of which an estimated 5.3 million are in the United States.

Our Strategy

       Our goal is to become a leading biopharmaceutical company with products focused on diabetes and other metabolic diseases and disorders. Our strategy includes the following:

•	obtain regulatory approval for SYMLIN, and commercialize it using our own sales force in the United States and alone or with one or more established pharmaceutical companies outside the United States;

•	complete development, regulatory approval and commercialization of AC2993 and AC2993 LAR, alone or through collaborations with one or more established pharmaceutical companies;

•	utilize our research and development organization, which has extensive expertise in diabetes and metabolic diseases, to discover, in-license and develop additional drug candidates; and

•	outsource manufacturing and other non-core activities wherever possible.

       SYMLIN is our trademark. All other brand names or trademarks appearing in this prospectus supplement are the property of their respective holders.

The Offering

Common stock offered	10,000,000 shares

Common stock to be outstanding after the offering	77,665,619 shares

Use of proceeds	For research and development and other general corporate purposes. See “Use of Proceeds”.

Nasdaq National Market Symbol	AMLN

       The above information regarding shares to be outstanding after the offering is based on the number of shares outstanding as of January 25, 2002 and excludes shares issuable upon exercise of our outstanding options and warrants.

RISK FACTORS

       If you purchase shares of our common stock, you will take on financial risk. In deciding whether to invest, you should carefully consider the following factors, the information contained in this prospectus supplement and the accompanying prospectus, including the factors set forth under the caption “Risk Factors” on pages 2 through 11 in the accompanying prospectus, and the additional information in our reports and other documents on file with the Securities and Exchange Commission that are incorporated by reference in the accompanying prospectus.

Risks Relating to this Offering

We have broad discretion over the use of the net proceeds from this offering.

       We have broad discretion to allocate the net proceeds of this offering. We expect a major use of these proceeds will be research and development, which in 2002 will be principally focused on development of AC2993. The timing and amount of our actual expenditures, however, are subject to change and will be based on many factors, including:

•	progress with our preclinical and clinical trials;

•	the time and costs involved in obtaining regulatory approvals for the marketing of any of our drug candidates;

•	the costs of manufacturing any of our drug candidates;

•	our ability to effectively market, sell and distribute SYMLIN, AC2993 and our other drug candidates, AC2993 LAR and AC3056, subject to obtaining regulatory approval;

•	our ability to establish one or more marketing, distribution or other commercialization arrangements for SYMLIN, AC2993 and our other drug candidates;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patents or defending ourselves against competing technological and market developments; and

•	the potential need to repay existing indebtedness.

       Our management will determine, in its sole discretion, how to allocate these proceeds. If we do not wisely allocate the proceeds, our ability to carry out our business plan may be harmed.

New investors in our common stock will experience immediate and substantial dilution.

       The offering price to the public is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $7.33 in net tangible book value per share of common stock, based on an assumed offering price to the public of $8.50 per share. Investors may incur additional dilution upon the exercise of outstanding stock options and warrants.

FORWARD-LOOKING INFORMATION

       This prospectus supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate”, “estimate”, “plan”, “project”, “continuing”, “ongoing”, “expect”, “will”, “could”, “may”, “management believes”, “we believe”, “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus supplement, the accompanying prospectus and incorporated by reference in the accompanying prospectus. The key factors that could cause actual results to differ materially from the forward-looking statements include:

•	scientific and technological uncertainties regarding our product candidates;

•	risks and uncertainties regarding the adequacy of our clinical trial processes and whether the results of those clinical trials will be adequate to support regulatory filings and/or approvals;

•	risks associated with timing of clinical trials for SYMLIN and AC2993;

•	risks associated with timing of regulatory approval of SYMLIN by the FDA following the completion of additional planned clinical trials for SYMLIN;

•	our ability to raise additional needed capital or consummate strategic or corporate partner transactions on favorable terms or at all; and

•	dependence on third party service providers and manufacturers of our products.

       Because the risk factors referred to above, as well as the risk factors on page S-5 of this prospectus supplement and pages 2-11 of the accompanying prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

       We expect to receive approximately $80.3 million in net proceeds from the sale of 10,000,000 shares of common stock in this offering. If the underwriters exercise their over-allotment option to purchase additional shares of common stock in full, we estimate that the aggregate net proceeds will be approximately $92.3 million. These estimates are based on an assumed offering price to the public of $8.50 per share. We currently intend to use the net proceeds from the sale of our common stock for research and development and general corporate purposes. Our research and development efforts in 2002 will be principally focused on development of AC2993, including our planned Phase 3 clinical trials. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we are not currently planning or negotiating any such transactions. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

       Since February 10, 2000, our common stock has been traded on the Nasdaq National Market under the symbol “AMLN”. From February 1, 1999 to February 9, 2000, our common stock traded on the Nasdaq SmallCap Market. From January 1992 through January 1999, our common stock traded on the Nasdaq National Market. The following table sets forth, for the periods indicated, the reported high and low closing sales prices per share of our common stock on the Nasdaq National Market or the Nasdaq SmallCap Market, as applicable:

	High	Low

Year ending December 31, 2000

First Quarter	$18.25	$8.19

Second Quarter	16.06	7.50

Third Quarter	18.00	10.44

Fourth Quarter	12.25	7.13

Year ending December 31, 2001

First Quarter	$12.06	$6.00

Second Quarter	14.72	8.81

Third Quarter	10.88	4.94

Fourth Quarter	10.05	5.73

Year ending December 31, 2002
First Quarter (through January 25, 2002)	$9.35	$7.90

       The last reported sale price of our common stock on the Nasdaq National Market on January 25, 2002 was $8.50. As of January 25, 2002, there were approximately 940 stockholders of record of our common stock.

DIVIDEND POLICY

       We have never declared or paid any cash dividends on our common stock and we anticipate that we will continue to retain any earnings for use in the operation of our business and that we will not pay cash for any dividends in the foreseeable future.

CAPITALIZATION

       The following table sets forth as of September 30, 2001:

•	our unaudited actual capitalization; and

•	our unaudited actual capitalization as adjusted to give effect to this offering of our common stock using the amounts set forth under “Use of Proceeds”.

       This table should be read in conjunction with the financial statements and the related notes incorporated by reference in the accompanying prospectus.

	As of September 30, 2001

		As adjusted for
	Actual	this offering

	(in thousands, except
	share and per share data)

Cash, cash equivalents and short-term investments	$65,810	$146,073

Note payable to Johnson & Johnson, net of discount	$55,515	$55,515

Other notes payable, net of current portion	675	675

Total long-term debt	56,190	56,190

Stockholders’ equity:

Preferred stock, $0.001 par value, 7,500,000 shares authorized, none issued or outstanding	—	—

Common stock, $0.001 par value, 200,000,000 shares authorized, 67,352,353 shares issued and outstanding, and 77,352,353 shares issued and outstanding as adjusted	67	77

Additional paid-in capital	403,003	483,256

Deferred compensation	(212)	(212)

Accumulated other comprehensive income	415	415

Accumulated deficit	(389,935)	(389,935)

Total stockholders’ equity	13,338	93,601

Total capitalization	$69,528	$149,791

DILUTION

       As of September 30, 2001, our net tangible book value was $10.2 million, or approximately $0.15 per share of common stock. Net tangible book value per share represents total consolidated tangible assets less total consolidated liabilities, divided by the aggregate number of shares of common stock outstanding. After giving effect to our sale of common stock in the offering, at an assumed public offering price of $8.50 per share, and after deducting estimated underwriting discounts and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2001 would have been approximately $90.5 million, or $1.17 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $1.02 per share and an immediate dilution to new investors of $7.33 per share.

       The following table illustrates this per share dilution:

Assumed public offering price per shares of common stock		$8.50

Net tangible book value per share as of September 30, 2001(1)	$0.15

Increase in net tangible book value per share attributable to this offering	$1.02

Pro forma net tangible book value per share after giving effect to this offering		$1.17

Dilution in net tangible book value per share to new investors(2)		$7.33

(1)	Intangible assets as of September 30, 2001 were $3.1 million, or $0.05 per share.

(2)	Dilution is determined by subtracting pro forma net tangible book value per share after giving effect to the offering from the public offering price per share paid by a new investor.

SELECTED FINANCIAL DATA

       We derived the following information from our audited consolidated financial statements as of and for the years ended December 31, 1996 through 2000 and unaudited consolidated financial statements as of and for the nine months ended September 30, 2000 and 2001. The following information should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in the accompanying prospectus.

       The summary consolidated statement of operations data for the nine months ended September 30, 2000 and 2001 and the consolidated balance sheet data as of September 30, 2001 are unaudited but include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data. Results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for any other interim periods or for the year as a whole.

						Nine Months Ended
	Years Ended December 31,					September 30,

	1996	1997	1998	1999	2000	2000	2001

	(in thousands, except for per share amounts)

Consolidated Statements of Operations Data:

Revenues under collaborative agreements	$35,803	$42,609	$16,236	$—	$—	$—	$—

Expenses:

Research and development	64,998	82,281	53,597	19,181	33,807	23,344	37,485

General and administrative	10,420	15,592	10,191	7,920	10,716	7,303	15,782

	75,418	97,873	63,788	27,101	44,523	30,647	53,267

Net interest income (expense)	1,828	637	(3,546)	(3,463)	480	449	(896)

Net loss	(37,787)	(54,627)	(51,098)	(30,564)	(44,043)	(30,198)	(54,163)

Dividends paid on preferred stock	—	—	—	335	—	—	—

Net loss available to common stockholders	$(37,787)	$(54,627)	$(51,098)	$(30,899)	$(44,043)	$(30,198)	$(54,163)

Net loss per common share — basic and diluted	$(1.31)	$(1.70)	$(1.49)	$(0.73)	$(0.71)	$(0.49)	$(0.83)

Shares used in calculating of net loss per common share — basic and diluted	28,745	32,156	34,325	42,271	61,644	61,111	65,217

Consolidated Balance Sheets Data:

Cash, cash equivalents and short-term investments	$62,123	$52,748	$10,789	$22,503	$82,899	$93,489	$65,810

Working capital	46,690	31,303	5,192	17,359	78,380	89,681	62,943

Total assets	73,533	65,338	18,823	26,422	90,635	100,662	79,939

Long-term obligations	6,335	36,980	44,174	46,847	52,103	50,742	56,190

Accumulated deficit	(155,105)	(209,732)	(260,830)	(291,729)	(335,772)	(321,926)	(389,935)

Total stockholders’ equity (deficit)	48,534	4,649	(31,462)	(26,400)	31,286	43,628	13,338

BUSINESS

Overview

       Amylin Pharmaceuticals, Inc. is a biopharmaceutical company engaged in the discovery, development and commercialization of drug candidates for the treatment of diabetes and other metabolic disorders. We currently have exclusive rights to two drug candidates that are in late stage development for the treatment of diabetes, SYMLIN™ (pramlintide acetate) and AC2993 (synthetic exendin-4). We invented and patented SYMLIN several years ago. We acquired rights relating to AC2993 through an exclusive patent license from Dr. John Eng and have filed patent applications covering developments in AC2993 and its uses that resulted from our own internal research and development. We have a third drug candidate, AC3056, in early stage clinical trials, and maintain a focused research and development program to discover and in-license additional drug candidates for metabolic diseases.

       The first of our two lead drug candidates, SYMLIN, is intended to treat people with diabetes who use insulin. We submitted a New Drug Application, or NDA, for SYMLIN to the FDA in December 2000. In October 2001, we received a letter from the FDA stating that SYMLIN was approvable for marketing as an adjunctive therapy with insulin for the treatment of patients with type 1 diabetes and insulin-using patients with type 2 diabetes, subject to satisfactory results from additional clinical trials. In December 2001, after consultation with the FDA, we announced our plans for follow-up SYMLIN clinical trials which, if successful, should be sufficient to obtain FDA marketing approval of SYMLIN. These trials will consist of a seven-month dose titration clinical trial of SYMLIN focused on safety involving approximately 250 patients with type 1 diabetes and four small trials to enhance suggested prescribing information. We do not expect the FDA to require any extended trials in type 2 diabetes patients prior to granting marketing approval of SYMLIN in the United States. We also submitted a Marketing Approval Application for SYMLIN with European regulatory authorities in May 2001. In June 2001 the Marketing Approval Application was accepted for filing. In conformance with the European regulatory process, a review is ongoing and we are now responding to their initial questions.

       Our second lead drug candidate, AC2993, is designed for the treatment of people with type 2 diabetes. In December 2001, we initiated our first of three pivotal Phase 3 clinical trials for AC2993. We expect to commence a second Phase 3 trial in January 2002, with a third scheduled to begin later in the first quarter of 2002. In May 2000, we entered into a collaboration agreement with Alkermes, Inc., a company specializing in the development of products based on proprietary drug delivery technologies. This agreement is for the development, manufacture and commercialization of an injectable long-acting release formulation of AC2993, which we refer to as AC2993 LAR. Our goal is to develop an alternative formulation of AC2993 that would enable a once-a-month administration of the drug. We intend to commence Phase 2 clinical trials of AC2993 LAR in 2002 in the United States.

       Our third drug candidate is AC3056, which we in-licensed from Aventis Pharma. We filed an Investigational New Drug Application for AC3056 with the FDA in April 2000 and commenced Phase 1 clinical trials shortly thereafter. We are evaluating AC3056 for potential utility in the treatment of atherosclerosis-related cardiovascular disease.

Diabetes

       Diabetes is a major health problem in most developed countries and is the sixth leading cause of death by disease in the United States. It is a progressive disease caused by a deficiency of the hormone insulin, which is secreted by the pancreas, or a failure of the body to properly use available insulin. Diabetes is characterized by poor control of blood sugar, or glucose, concentrations and frequently results in severe long-term complications, such as cardiovascular, eye, kidney and other vascular diseases.

       It is estimated that over 150 million people worldwide had the disease in 2001. Of that population, approximately 10 million had type 1 diabetes, also known as juvenile onset diabetes, and approximately 140 million had type 2 diabetes, also known as adult onset diabetes. In the United States alone, there are approximately 10.9 million people currently diagnosed with diabetes with approximately 800,000 new cases of diabetes diagnosed each year.

       In people without diabetes, the beta cells of the pancreas produce two hormones, insulin and amylin. Type 1 diabetes destroys beta cells that produce both insulin and amylin, and most often is diagnosed in children and young adults. Replacement of beta cells through islet transplant therapy can, in some cases, temporarily render patients insulin-independent, however, life-long daily insulin therapy is eventually necessary to sustain life for people with type 1 diabetes.

       Type 2 diabetes is a complex metabolic disorder resulting from the body’s inability to make enough insulin or to properly use available insulin. Amylin secretion is also impaired in people with type 2 diabetes. Historically, type 2 diabetes occurred later in life. However, primarily as a result of changes in diet and lifestyle, it is now occurring much earlier in life. Diet and exercise therapy, in addition to a number of oral medications that either stimulate insulin production or improve tissue sensitivity to insulin, are currently used to treat type 2 diabetes.

       Type 2 diabetes begins with impaired glucose tolerance (a prediabetic state) and progresses to overt hyperglycemia (elevated blood glucose concentrations). Because of the progressive nature of the disease, no single therapy is currently effective in controlling the disease over time. As the disease progresses, additional treatments, typically oral medications, are necessary, and these often become ineffective to regulate blood glucose concentrations within accepted guidelines established by the American Diabetes Association. At this stage the therapy must be supplemented or replaced. Insulin is added to the treatment regimen for many people with type 2 diabetes when oral therapies become ineffective. Over time, the insulin dosage and number of injections are usually increased when desired blood glucose control cannot be achieved. Even with additional insulin injections, however, many people are unable to regulate their blood glucose concentrations within accepted guidelines, or do so at the expense of weight gain and increased risk of low blood glucose concentrations, or hypoglycemia.

       For people suffering from diabetes, poor control of blood glucose concentrations has been shown to result in severe long-term complications. For instance, damage to small blood vessels due to diabetes may result in disorders such as:

•	retinopathy, a condition manifested by damage to the retina;

•	nephropathy, or kidney disease;

•	neuropathy, a condition where there is damage to the nervous system; and

•	peripheral vascular disease.

       Weight control and obesity are also major problems for patients with diabetes, particularly for those people using insulin as part of their treatment regimen. Other metabolic complications resulting from diabetes and associated metabolic disorders include high blood pressure and dyslipidemia, the abnormal metabolism of fat. These undesired metabolic effects might result in additional complications involving large blood vessels, which can lead to heart attacks, strokes and amputations of lower extremities. Further, patients with diabetes frequently have wide fluctuations in blood sugar following meals. These fluctuations in blood sugar can significantly affect a patient’s quality of life. Collectively, these complications and associated metabolic disorders can lead to increased pain, suffering, reduced quality of life and early death.

       The most widely accepted means of measuring long-term blood glucose concentrations is measuring levels of glycated hemoglobin, or HbA1c. A person’s HbA1c level is a recognized indicator of that individual’s average blood glucose concentrations over a 3- to 4-month period. Lower HbA1c levels indicate better blood glucose control, on average. HbA1c levels in people without diabetes are usually less than 6%. The American Diabetes Association’s Clinical Practice Recommendations in

1999 suggest that people with diabetes should aim for a HbA1c level that is lower than 7%. Only a minority of people diagnosed with diabetes in the United States are able to achieve the American Diabetes Association’s recommended target HbA1c level, even with available drug therapies. Additionally, aggressive use of insulin and other available therapies to achieve target glucose control can be associated with an increased risk of hypoglycemia and weight gain. Consequently, there is a pressing need to develop new treatment strategies that improve the overall health profile of patients with diabetes and reduce the risk of complications without increased pain and suffering.

       In 1993, a landmark study in patients with type 1 diabetes, called the Diabetes Control and Complications Trial, showed that improved glucose control — as measured by any reduction in an individual’s HbA1c level — reduced the incidence of long-term complications. In 1998, a similar landmark study in patients with type 2 diabetes, the United Kingdom Prospective Diabetes Study, reported similar conclusions for type 2 diabetes. Unfortunately both of these studies showed that available therapies cannot mitigate the progressive nature of diabetes and long-term complications are to be expected.

Our Product Candidates

SYMLIN

       SYMLIN is a unique injectable product candidate intended for the treatment of patients with type 1 diabetes and insulin-using patients with type 2 diabetes. It is the first potential treatment addressing glucose control for patients with type 1 diabetes that has completed Phase 3 clinical trials since the discovery of insulin approximately 80 years ago. SYMLIN is intended to improve blood glucose control in people treated with insulin alone, or insulin plus one or more oral medications, without causing a weight increase.

       Scientific Overview. SYMLIN is a synthetic version of the human hormone, amylin. It is the first member of a new class of therapeutic medications known as amylinomimetic agents, or amylin receptor agonists. Amylinomimetic agents mimic the actions of the hormone amylin and have demonstrated activity in blood glucose regulation. Amylin is made in and secreted from the same cells in the pancreas that make and secrete insulin. These pancreatic cells are called beta cells. Amylin complements the actions of insulin, and these two hormones work together with another pancreatic hormone, glucagon, to maintain normal glucose concentrations. Along with insulin, amylin concentrations normally increase and glucagon levels decrease after meals.

       In people with type 1 diabetes, insulin and amylin concentrations are extremely low or undetectable and do not increase after meals, and conversely, glucagon levels tend to rise after meals. In people with type 2 diabetes whose disease has progressed to the point where they need insulin therapy, the normal post-meal increase in insulin and amylin concentrations also fails to occur and glucagon levels also are inappropriately elevated in the post-meal period. These hormonal abnormalities contribute significantly to the disturbance of glucose metabolism in the context of a meal. Replacement of insulin alone, the current therapy, cannot replace amylin’s actions nor can it normalize post-meal glucagon concentrations.

       Clinical Trials. Approximately 4,500 patients have been treated with SYMLIN. We have completed six Phase 3 clinical trials with various doses of SYMLIN as well as numerous Phase 2 and Phase 1 trials. Additionally, we completed long-term open-label safety trials and open-label extensions of the Phase 3 clinical trials to assess long-term effects of SYMLIN. Our Phase 3 trials have shown a statistically significant reduction in HbA1c levels for both type 1 and insulin-using type 2 patients.

Data from our short-term clinical trials involving both type 1 and insulin-using type 2 patients with diabetes show that SYMLIN, as an adjunct to insulin, can:

•	prevent the abnormal rise in glucagon after meals;

•	slow the rate of gastric emptying; and

•	reduce the range of after-meal variations in blood glucose levels.

       Collectively, across all of our long-term Phase 3 clinical trials at the end of 26 weeks, patients with type 1 diabetes and type 2 diabetes receiving the recommended dosage of SYMLIN in addition to their existing diabetes therapy achieved an average additional reduction in HbA1c of 0.3% and 0.4%, respectively, at the end of 26 weeks, compared to patients using insulin with placebo. In these studies, patients with type 2 diabetes who were treated with SYMLIN lost an average of 3.3 pounds during the trial period, while patients with type 2 diabetes in the control group gained an average of 0.7 pounds. Trial participants with type 1 diabetes who received the recommended dose of SYMLIN lost an average of 2.4 pounds at the end of 26 weeks, while those patients receiving insulin and placebo gained an average of 1.5 pounds.

       In our two most recent Phase 3 clinical trials, each of which lasted 52 weeks, patients with type 1 diabetes and type 2 diabetes receiving the recommended dosage of SYMLIN in addition to their existing diabetes therapy achieved an average additional reduction in HbA1c levels of 0.4% and 0.6%, respectively, compared to patients using insulin with placebo. In these trials, patients with type 2 diabetes treated with SYMLIN lost an average of 3.1 pounds during the trial period, while patients with type 2 diabetes in the control group gained an average of 1.5 pounds. Trial participants with type 1 diabetes who were overweight upon trial entry and who received the recommended dose of SYMLIN lost an average of 3.5 pounds during the trial period, while those patients receiving insulin and placebo gained an average of 3.5 pounds.

       In our long-term clinical trials of 26-52 weeks, the addition of SYMLIN did not adversely affect patients’ lipids or blood pressure. The most commonly occurring side effects in our SYMLIN trials have been nausea, anorexia and vomiting, which were generally mild to moderate in intensity, were dose related, occurred early in treatment and dissipated over time.

       Regulatory Status. In October 2001, we received a letter from the FDA stating that SYMLIN was approvable for marketing in the United States, as an adjunctive therapy with insulin, for the treatment of type 1 and insulin-using type 2 diabetes patients, subject to satisfactory results from additional clinical trials. In December 2001, after consultation with the FDA, we announced our plans for follow-up SYMLIN clinical trials which, if successful, should be sufficient to obtain FDA marketing approval of SYMLIN. These trials will consist of a seven-month dose titration clinical trial of SYMLIN focused on safety involving approximately 250 patients with type 1 diabetes and four small trials to enhance suggested prescribing information. Based on the approvable letter from the FDA, we believe that efficacy for SYMLIN has been established. As a result, in this new trial we will employ a “non-inferiority” design that will permit evaluation of the results without having to demonstrate statistically significant differences in efficacy between the SYMLIN and placebo treatment groups. While focusing principally on safety, however, we expect the FDA will want the safety of SYMLIN to be established without giving up improvement in glucose control or other important parameters of diabetes management. We do not expect the FDA to require any extended trials in type 2 diabetes patients prior to granting marketing approval of SYMLIN in the United States.

       We also submitted a Marketing Approval Application, or MAA, for SYMLIN with European regulatory authorities in May 2001. In June 2001 the MAA was accepted for filing. In conformance with the European regulatory process a review is ongoing and we are now responding to their initial questions.

       Target Market. The primary patient population focus for SYMLIN is people with diabetes who use insulin. This target population currently has limited therapeutic options. Patients with type 1 diabetes have complete beta cell deficiency and must use insulin to sustain life or undergo islet transplant therapy, which, in some cases, can temporarily render them insulin-independent. Patients with type 2 diabetes who have progressed to insulin therapy have typically exhausted other therapeutic options for improved blood glucose control due to advanced beta cell dysfunction. We estimate that this group is made up of approximately 4.5 million people in the United States, based on published and proprietary estimates. Within this population group, we estimate that approximately 1.1 million people, or 24%, have type 1 diabetes, and the remaining 3.5 million, or 76%, have type 2 diabetes. SYMLIN is an injectable product and we plan to market it in syringe/ vial form and a reusable pen/cartridge system similar to those currently marketed with newer insulin preparations.

       Commercialization Plan. We have established a core commercial team to focus on the development and execution of our commercial strategies. This team includes leadership of the following internal functions:

       • sales

          • sales operations
          • marketing
          • training
          • medical education
          • medical affairs
          • regulatory affairs
          • manufacturing
          • distribution logistics

       Members of this team have extensive industry experience from a wide range of large and small companies and have substantial experience in the field of diabetes as well as in launching and marketing pharmaceutical products. Their activities have been focused on developing the plans for commercializing SYMLIN and on preparations for the expansion of our organization that will be required to perform sales and marketing activities if the drug candidate is approved.

       Our SYMLIN commercialization plan is designed to enable us to perform pre-marketing activities for SYMLIN in the United States and to prepare for its launch, pending the final outcome of the FDA’s review of our NDA amendment. We believe the target market for SYMLIN is highly concentrated, with approximately 20,000 physicians in the United States prescribing 50% of the insulin in the market. Accordingly, we anticipate that a sales organization of approximately 150 representatives will be sufficient to effectively launch and call on the major potential prescribers of SYMLIN in the United States. We do not intend to hire sales representatives until the timing of SYMLIN approval is more certain. Our ongoing efforts are intended to prepare the organization to be able to commence the commercialization of SYMLIN quickly and efficiently, if approved.

       We are also continuing discussions with companies that we believe may add value to our commercialization efforts for SYMLIN in the United States or in other countries.

AC2993

       AC2993 is a first-in-class drug candidate for the treatment of type 2 diabetes. AC2993 is initially being developed to improve glucose control in patients with type 2 diabetes who are not using insulin and are not achieving target levels with diet and oral medications.

       Scientific Overview. AC2993 is a potent 39-amino acid peptide that exhibits several anti-diabetic, or glucose lowering, actions. Our clinical trials have shown that AC2993 uniquely stimulates secretion of insulin in the presence of elevated blood glucose concentrations, but not during periods of low blood glucose concentrations. Our clinical trials have also shown that AC2993 lowers post-meal glucagon concentrations and slows gastric emptying to modulate the entry of ingested nutrients into the bloodstream, and preclinical data indicate that AC2993 reduces food consumption leading to reduced body weight. Most importantly, in patients with type 2 diabetes, AC2993 administration can lower blood glucose concentrations, resulting in a marked reduction of HbA1c levels.

       Clinical Trials. In December 2001, we initiated the first of three pivotal Phase 3 clinical trials for AC2993. We plan to commence a second Phase 3 trial for AC2993 in January 2002 and a third Phase 3 trial later in the first quarter of 2002.

       The first of these three Phase 3 clinical trials of AC2993 will include approximately 400 patients, randomized into three groups, two on AC2993 and one on placebo. This trial will evaluate AC2993 in people with type 2 diabetes who are currently not achieving target blood glucose concentrations using metformin alone. Metformin is one of several available oral therapies for the treatment of type 2 diabetes. The second of the three Phase 3 clinical trials will evaluate the effects of AC2993 on patients using sulfonylureas alone. Sulfonylureas are another form of oral therapy for the treatment of type 2 diabetes. The third of the three Phase 3 clinical trials will evaluate the effects of AC2993 on patients using a combination of metformin and sulfonylureas. All of the treatment groups in each of the three Phase 3 clinical trials will continue to use their current therapies of oral medications. We expect that these three Phase 3 clinical trials for AC2993 will involve a total of approximately 1,600 subjects.

       To date we have completed ten clinical trials with AC2993, including one Phase 1 and nine Phase 2 clinical trials.

       A small Phase 2 clinical trial of AC2993 completed in 1999 in people with type 2 diabetes showed statistically significant reductions in post-meal glucose concentrations, post-meal increases in glucagon concentrations and reductions in the rate of nutrient release from the stomach. Patients also reported sensations of fullness and satiety following AC2993 administration. In another Phase 2 clinical trial completed in 1999, the plasma glucose concentration during the first five hours following a standardized meal was reduced on average by 34% in participants that were treated with AC2993, compared to participants that were treated with placebos. In addition to lowering post-meal glucose concentrations, AC2993 has also been shown to suppress post-meal elevations in serum triglyceride concentrations in people with type 2 diabetes. Elevations in post-meal triglycerides appear to be an independent risk factor for cardiovascular mortality.

       In June 2001, we announced the results of a Phase 2 clinical trial designed to examine the effect of AC2993 on glucose control in over 100 subjects with type 2 diabetes who were not achieving adequate blood glucose control with their current oral medications. In this 28-day trial, patients treated with AC2993, together with their current oral medications, experienced statistically significant lowering of HbA1c levels of 1.1% to 0.7%, compared with the average reductions experienced by patients treated with their current oral medications and placebo of 0.3%. Moreover, 90% of patients treated with AC2993 together with their current oral medications experienced reductions in HbA1c levels of greater than or equal to 0.5%, compared to 33% of patients treated with their current oral medications and placebo. As HbA1c level is a measure of average blood glucose concentrations over a 3- to 4-month period, and this trial lasted only one month, we plan to investigate in our Phase 3 clinical trials the longer-term impact of AC2993 on HbA1c levels.

       In these clinical trials, AC2993 was well tolerated. The majority of reported adverse events in the trials were judged to be mild or moderate in intensity, including nausea, which was the most common adverse event, and to a much lesser extent, vomiting. To better understand how to minimize nausea, we performed a Phase 2 dose-escalation trial in which patients achieved a target dose either gradually or suddenly. The data indicated that patients who gradually increased their dose of AC2993 had a clinically meaningful reduction in the incidence of nausea over patients who did not receive a gradual dose increase.

       In September 2001, we announced that another Phase 2 clinical trial conducted in people with type 2 diabetes after an overnight fast indicated that AC2993 stimulated insulin secretion and lowered the elevated fasting plasma glucose concentrations.

       Regulatory Status. We filed an Investigational New Drug Application for AC2993 in January 1999 prior to our initiation of clinical trials. In December 2001, we initiated the first of three planned pivotal Phase 3 clinical trials for AC2993.

       Target Market. The initial patient focus for AC2993 is patients with type 2 diabetes who are not using insulin and are not achieving target blood glucose concentrations with diet plus one or two oral medications. The current therapeutic steps available to this patient population are additional oral medications, the addition of insulin to the oral agent regimen, or insulin therapy alone. These approaches are often not very successful and are often associated with inconvenience and side effects, particularly weight gain. We estimate this population of people with diabetes who were using oral medications as of 2001 to be 11.2 million in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom, which comprise the seven largest pharmaceutical markets worldwide, of which an estimated 5.3 million people are in the United States. We currently plan to market AC2993 in an injectable pen/cartridge delivery system, subject to our receiving the necessary regulatory approvals.

       Commercialization Plan. We continue to consider various strategies for the commercialization of AC2993, including proceeding independently in one or more geographic territories or in collaboration with one or more established pharmaceutical companies. Accordingly, we are currently evaluating arrangements with companies that may add value to our worldwide development and commercialization efforts for AC2993.

AC2993 LAR

       The combination of potency and the glucose dependent mechanism of action inherent in AC2993 makes it well suited to a sustained release formulation. In May 2000, we signed an agreement with Alkermes, Inc. for the development, manufacture and commercialization of an injectable long-acting formulation of AC2993, which we refer to as AC2993 LAR. This development program utilizes Alkermes’ patented, FDA approved and proprietary Medisorb® injectable sustained release drug delivery technology. Based upon results obtained from initial feasibility studies, the goal of the work under this agreement is to develop a formulation that would allow once-a-month administration of AC2993 for the treatment of type 2 diabetes.

       Under the terms of the agreement, Alkermes has granted us an exclusive, worldwide license to its formulation technology for the development of injectable sustained release formulations of exendins, such as AC2993, and other related compounds that we may develop. We are responsible for conducting clinical trials and securing regulatory approvals and we have the right to market any approved products on a worldwide basis. Alkermes is responsible for continuing to support development efforts and manufacturing any products commercialized under our agreement. In exchange, Alkermes receives funding for research and development. Alkermes has also received warrants to purchase an aggregate of up to 75,000 shares of our common stock and cash payments for the achievement of development and commercialization milestones. We may make additional cash milestone payments to Alkermes upon the achievement of further development and commercialization goals. Alkermes will also receive a combination of royalty payments and manufacturing fees based on any future product sales.

       In October 2000, we successfully completed the feasibility stage of development work and initiated additional preclinical work to support AC2993 LAR human clinical trials. We completed the first Phase 1 clinical trial of AC2993 LAR in 2001. This trial demonstrated a sustained release of AC2993 for over 30 days, with no significant immediate release of the drug following administration. AC2993 LAR was well tolerated in this trial with no significant adverse effects. Further, the results of a Phase 1 clinical trial with AC2993, also completed in 2001, demonstrated that sustained, continuous infusion of AC2993 in patients with type 2 diabetes over a twenty-four hour period can lower both pre-meal and post-meal blood glucose concentrations consistently throughout the day. This trial further supports our continued development of AC2993 LAR. We are continuing to develop improved formulations of AC2993 LAR and intend to commence Phase 2 clinical trials of the drug candidate in 2002 in the United States.

AC3056

       We are currently evaluating AC3056, a compound we in-licensed from Aventis Pharma in 1997, in an on-going Phase 1 program. AC3056 is designed for the treatment of atherosclerosis-related cardiovascular disease. In animal studies, AC3056 has been shown to:

•	reduce serum low density lipoproteins, known as LDLs, but not serum high density lipoproteins, referred to as HDLs;

•	inhibit lipoprotein oxidation; and

•	inhibit the expression cell adhesion molecules in vascular cells.

       In October 2000, we successfully completed our first Phase 1 clinical trial of AC3056. In this trial, 26 healthy subjects received an oral formulation of AC3056 over a range of doses. The peak levels of AC3056 observed in patients in this clinical trial were comparable to levels necessary to produce the desired physiological benefits in preclinical trials. We did not observe any safety concerns in the trial.

       Under the terms of our license agreement with Aventis Pharma, we are responsible for conducting the preclinical evaluation and clinical development of AC3056. Upon completion of Phase 2 clinical trials of AC3056, Aventis Pharma will have a one-time right to elect to collaborate with us in the continuing development and commercialization of the drug candidate in a 50:50 cost-and-profit sharing arrangement. If Aventis Pharma exercises this option, we will continue to be responsible for developing and registering AC3056, and Aventis Pharma will be responsible for manufacturing and marketing. If the option is exercised, Amylin and Aventis Pharma will assume equal responsibility for all past and future research and development, manufacturing and commercialization expenses and will share equally in any operating profits from commercialization. If Aventis Pharma does not exercise its option, we will retain all development and commercialization rights, and Aventis Pharma will be entitled to a royalty based on any future net sales. In such case, we will be free to collaborate with other companies on the development, manufacture and commercialization of AC3056. Our agreement with Aventis Pharma will automatically terminate when neither we nor Aventis Pharma are conducting research and development or marketing and selling any of the compounds covered by our agreement, including AC3056. We also have the right to terminate the agreement voluntarily at any time upon six months notice. Aventis Pharma may terminate the agreement in the event that we fail to meet research and development milestones, or we discontinue research, development and commercialization activities with respect to the compounds covered by the agreement.

Research and Licensing Activities

       The metabolic components of diabetes, obesity and dyslipidemia are linked in many ways that may allow us to leverage our more than a decade of expertise to develop new metabolic drug candidates to treat these conditions. We currently have approximately 140 full-time employees dedicated to our research and development activities, including approximately 50 employees with Ph.D. or M.D. degrees, six of whom are diabetologists.

       Our scientists are primarily focused on investigating the biological actions and potential utilities of new peptide hormone candidates. We are also using our resources to optimize pharmaceutical properties of peptide drugs to develop new peptide hormone analogs. Our scientists are also involved in the ongoing evaluation of in-licensing opportunities.

Patents, Proprietary Rights, and Licenses

       We believe that patents and other proprietary rights are important to our business. Our policy is to file patent applications to protect technology, inventions and improvements that may be important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

We plan to enforce our issued patents and our rights to proprietary information and technology. We review third-party patents and patent applications in our fields of endeavor, both to shape our own patent strategy and to identify useful licensing opportunities.

       We own or hold exclusive rights to 32 issued U.S. patents and 28 pending U.S. applications. We have a total of eight pending and 16 issued U.S. patents relevant to the development and commercialization of SYMLIN. We have a total of 13 pending and one issued U.S. patent relevant to the development and commercialization of AC2993. We have also filed foreign counterparts of many of these issued patents and applications. Included within our SYMLIN patent portfolio are issued patents for:

•	SYMLIN and other amylin agonist analogues invented by our researchers;

•	the amylin molecule;

•	amylin agonist pharmaceutical compositions, including compositions containing pramlintide and compositions containing amylin;

•	methods for treating diabetes using any amylin agonist;

•	methods for synthesis of amylin and amylin analogues; and

•	methods for preparing products that include an amylin agonist in composition for parenteral administration.

       With respect to AC2993, we have patents and patent applications pending which include claims directed to exendin analogues and agonists and uses of exendin analogues and agonists to:

•	modulate gastric emptying;

•	inhibit glucagon secretion;

•	stimulate insulin release;

•	reduce serum lipids; and

•	generate insulin-producing cells from non-insulin producing cells.

       We do not have a composition-of-matter patent for AC2993 or AC2993 LAR.

       Generally, our policy is to file foreign counterpart applications in countries with significant pharmaceutical markets.

       With regard to our development of AC3056, we received a letter from a third party informing us of the availability of three U.S. patents for licensure. We do not believe that these patents are material to our AC3056 development plans.

Manufacturing

       We contract with others for the manufacture of SYMLIN and AC2993. We currently rely on three manufacturers, Bachem California, UCB-Bioproducts and Mallinckrodt, for bulk SYMLIN and two for fill-finishing, including one manufacturer, OMJ Pharmaceuticals, for the dosage-form of SYMLIN in vials and one manufacturer, CP Pharmaceuticals, for dosage-form SYMLIN in cartridges. We also have one manufacturer of pens, Disetronic Medical Systems, for delivery of SYMLIN in cartridges. We are in discussions with these manufacturers for the long-term supply of these materials. We have two bulk drug manufacturers and one manufacturer for dosage-form of AC2993. We currently have a development agreement with one manufacturer for pens for AC2993 and are in initial discussions for a long-term supply agreement for the pens.

       We have selected manufacturers that we believe comply with current good manufacturing practices and other regulatory standards. We have established a quality control and quality assurance program, including a set of standard operating procedures, analytical methods and specifications, designed to ensure that SYMLIN is manufactured in accordance with current good manufacturing practices and other domestic and foreign regulations and are in the process of establishing such a program for AC2993. Under our collaboration agreement regarding AC3056, Aventis Pharma has supplied AC3056 manufactured in accordance with current good manufacturing practices for our initial Phase 1 clinical trials.

       Although some materials for our products are currently available from only one qualified source, we will attempt to acquire a substantial inventory of such materials, establish alternative sources and negotiate long-term supply arrangements. We believe we will not have any material supply issues; however, we cannot be certain that we will be able to obtain long-term supplies of those materials on acceptable terms.

Government Regulation

       Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of pharmaceutical products. All of our potential products, including SYMLIN and AC2993, will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical testing and clinical trials and other pre-market approval requirements by the FDA and regulatory authorities in foreign countries. Various federal and state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products.

       The activities required before a pharmaceutical agent may be marketed in the United States begin with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the potential safety and activity of the product and its formulations. The results of these studies must be submitted to the FDA as part of an Investigational New Drug Application, which must be reviewed by the FDA before a proposed clinical trial can begin. Typically, clinical trials involve a three-phase process. In Phase 1, clinical trials are conducted with a small number of healthy volunteers to determine the early safety and tolerability profile and the pattern of drug distribution and metabolism. In Phase 2, clinical trials are conducted with groups of patients afflicted with a specified disease in order to determine preliminary efficacy, dosing regimens and expanded evidence of safety. In Phase 3, large-scale, multi-center, adequate and well-controlled comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of efficacy and safety required by the FDA and others. The results of the preclinical testing and clinical trials are then submitted to the FDA for a pharmaceutical product in the form of a New Drug Application, or NDA, for approval to commence commercial sales. In responding to an NDA, the FDA may grant marketing approval, request additional information, or deny the application if it determines that the application does not satisfy its regulatory approval criteria.

       Among the conditions for NDA approval is the requirement that the prospective manufacturer’s quality control and manufacturing procedures conform to current good manufacturing practices. In complying with these practices, manufacturers must continue to expend time, money and effort in the area of production and quality control and quality assurance to ensure full technical compliance. Manufacturing facilities are subject to periodic inspections by the FDA to ensure compliance.

       We are also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research.

       The activities required before a pharmaceutical agent may be marketed in the European Union are dictated by the International Conference on Harmonization and are generally similar to those established in the United States. Approval of new drugs across the European Union relies on the mutual recognition or centralized approval processes of the European Medicines Evaluation Agency, or EMEA. With respect to our application for SYMLIN, we have chosen the centralized procedure where the marketing application is referred for review to two review teams, each representing one of the member countries. Each reviewer forwards their early assessment to the Committee for Proprietary Medicinal Products, or CPMP, for discussion and preparation of an initial consolidated assessment report, including a list of questions requesting clarification as well as additional information. This step initiates a series of dialogues, meetings and other communications among the CPMP, the two review teams and us, leading in turn to clarification, education and refinement of the original assessment reports. Ultimately, a decision is reached to either grant marketing approval or deny the application if it is determined that the application does not satisfy the regulatory approval criteria.

       The clinical testing, manufacture and sale of pharmaceutical products outside of the United States and the European Union are subject to regulatory approvals by other jurisdictions which may be more or less rigorous than those required by the United States or the European Union.

Competition

       Biotechnology and pharmaceutical companies are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to our products. A number of our largest competitors, including Bristol-Myers Squibb Company, Eli Lilly and Company, Merck & Co., Novartis, Novo Nordisk and Takeda Pharmaceuticals, are pursuing the development or marketing of pharmaceuticals that target the same diseases that we are targeting, and it is possible that the number of companies seeking to develop products and therapies for the treatment of diabetes and other metabolic disorders will increase. Many of these and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. These companies may develop and introduce products and processes competitive with or superior to ours. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of our products, which might render our technology and products noncompetitive or obsolete. We cannot be certain that we will be able to compete successfully.

       We believe that SYMLIN is the only non-insulin-based drug candidate in late-stage clinical development for improving blood glucose control in people with type 1 diabetes. Further, insulin and oral medications are often insufficient for many people with type 2 diabetes to achieve satisfactory glucose and weight control. SYMLIN or AC2993 may be complementary to, or competitive with, these other medications. Although competitive activity in the diabetes market is intense, most recent activity has resulted in additional treatment options for people with type 2 diabetes who are responsive to oral medications.

       If approved for marketing, SYMLIN or AC2993 may compete with established therapies for market share. In addition, many companies are pursuing the development of novel pharmaceuticals that target diabetes. These companies may develop and introduce products competitive with or superior to SYMLIN or AC2993. Such competitive or potentially competitive products include:

       • acarbose

       • pioglitazone
       • metformin
       • repaglinide
       • metiglinide
       • rosiglitazone
       • miglitol
       • sulfonylureas

       Similarly, if AC3056 is ultimately approved for marketing, it may compete with established therapies for market share. Among the potentially competitive products are HMG-CoA reductase inhibitors commonly known as statins.

Employees

       As of December 31, 2001, we had approximately 220 full-time employees. A significant number of our management and professional employees have had experience with pharmaceutical, biotechnology or medical product companies. We believe that we have been highly successful in attracting skilled and experienced personnel. None of our employees is covered by collective bargaining agreements and we consider relations with our employees to be good.

Facilities

       Our primary administrative offices and research laboratories are located in San Diego, California. As of December 31, 2001, we occupied approximately 61,000 square feet of office and laboratory space, for which, as of December 2001, we pay approximately $148,000 per month. Our leases on these properties expire in July and August 2004. We also maintain a small office in the United Kingdom.

Legal Proceedings

       On August 9, 2001, a class action lawsuit was filed against us and our chief executive officer in the United States District Court for the Southern District of California on behalf of Eric W. Peters and all other similarly situated stockholders. On August 14, 2001, a second, similar class action lawsuit was filed against the same parties and an executive vice president in the same court. Additional similar lawsuits were later filed, and on December 27, 2001, all of the existing lawsuits were consolidated into a single action. The lawsuits allege securities fraud in connection with various statements and alleged omissions relating to the development of SYMLIN, and seek compensatory damages, payment of fees and expenses and further relief.

       We believe that the lawsuits are without merit and intend to defend ourselves vigorously against the claims, although no assurance can be given that we will be successful in defending such claims. If we are not successful in our defense, we could be forced to make significant payments that could have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

       Our directors and officers, and their ages as of December 31, 2001, are as follows:

Name	Age	Position

Joseph C. Cook, Jr.	59	Chairman of the Board and Chief Executive Officer

James C. Blair, Ph.D.(1)(3)	62	Director

Vaughn D. Bryson(1)(3)	63	Director

Ginger L. Graham(2)(3)	46	Director

Howard E. Greene, Jr.(2)(3)	58	Director

Terrance H. Gregg(1)	53	Director

Vaughn M. Kailian(2)(3)	57	Director

Jay S. Skyler, M.D.(3)	54	Director

Daniel M. Bradbury	40	Executive Vice President

Julia R. Brown	54	Executive Vice President

Martin R. Brown	55	Senior Vice President of Operations

Joann L. Data, M.D., Ph.D.	57	Senior Vice President of Regulatory Affairs and Quality Assurance

Orville G. Kolterman, M.D.	54	Senior Vice President of Clinical Affairs

Alain D. Baron, M.D.	48	Vice President of Clinical Research

Mark G. Foletta	41	Vice President of Finance and Chief Financial Officer

Lloyd A. Rowland	45	Vice President, General Counsel and Secretary

Andrew A. Young, M.D., Ph.D.	49	Vice President of Research

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Nominating Committee.

       Mr. Cook has been our Chairman of the Board and Chief Executive Officer since March 1998. Mr. Cook previously served as a member of our Board, and a consultant to us since 1994. Mr. Cook is a founder and serves as Chairman of the Board of Microbia, Inc., a privately held biotechnology company. Mr. Cook is also an officer of Mountain Ventures, Inc., a member of Life Science Advisors, LLC and Cambrian Associates, LLC and a founder of Clinical Products, Inc. Mr. Cook retired as a Group Vice President of Eli Lilly & Company in 1993 after more than 28 years of service. Mr. Cook received a B.S. in Engineering from the University of Tennessee.

       Dr. Blair has served as a director since December 1988 and serves on the Compensation and Nominating Committees. He has been a managing member of Domain Associates, L.L.C., a venture capital investment firm, since 1985. Domain Associates manages Domain Partners II, L.P., Domain Partners III, L.P., Domain Partners IV, L.P. and Domain Partners V, L.P. and is an advisor to 3i Biosciences Trust Plc. From 1969 to 1985, Dr. Blair was an officer of three investment banking and venture capital firms. Dr. Blair is also a director of Vista Medical Technologies, Inc. Dr. Blair received a B.S.E. from Princeton University and an M.S.E. and a Ph.D. degree from the University of Pennsylvania in electrical engineering.

       Mr. Bryson has served as a director since July 1999 and serves on the Compensation and Nominating Committees. Mr. Bryson was a thirty-two year employee of Eli Lilly & Company and served as its President and Chief Executive Officer from 1991 to 1993. He was Executive Vice President from 1986 until 1991, and served as a member of Eli Lilly’s board of directors from 1984 until his retirement in 1993. Mr. Bryson was Vice Chairman of Vector Securities International from April 1994 to 1996. Mr. Bryson is President and, with Mr. Cook, a member of Life Science Advisors, LLC. He also serves as a director for the following publicly traded companies: Ariad Pharmaceuticals, Chiron Corporation, AtheroGenics, Inc. and Quintiles Transnational Corp. Mr. Bryson received a B.S. in

Pharmacy from the University of North Carolina and completed the Sloan Program at the Stanford University Graduate School of Business.

       Ms. Graham has served as a director since November 1995 and serves on the Audit and Nominating Committees. Since February 2000, Ms. Graham has served as Group Chairman, Office of the President for Guidant Corporation, a medical technology company. From 1995 to 2000, Ms. Graham served as President of the Vascular Intervention Group of Guidant Corporation. She has also served as President and Chief Executive Officer of Advanced Cardiovascular Systems since January 1993. Prior to joining Advanced Cardiovascular Systems, she held various positions with Eli Lilly & Company from 1979 to 1992, including sales, marketing and strategic planning positions. She serves as Chairman of the Board and sits on the Executive Committee for the California Healthcare Institute and on the Board of Directors of COR Therapeutics, Inc. She is also a member of the Committee of 200. Ms. Graham received an M.B.A. from Harvard University.

       Mr. Greene is one of our co-founders and has served as a director since our inception in September 1987. Mr. Greene serves on the Audit and Nominating Committees. Mr. Greene is an entrepreneur who has participated in the founding and/or management of eleven medical technology companies over a 22 year period, including three companies for which he served as chief executive officer. From September 1987 to July 1996 Mr. Greene served as our Chief Executive Officer. He was a full-time employee of Amylin from September 1989 until September 1996, and a half-time employee and Chairman of the Executive Committee until March 1998. From October 1986 until July 1993, Mr. Greene was a founding general partner of Biovest Partners, a seed venture capital firm. He was Chief Executive Officer of Hybritech from March 1979 until its acquisition by Eli Lilly & Company in March 1986, and he was co-inventor of Hybritech’s patented monoclonal antibody assay technology. Prior to joining Hybritech, he was an executive with the medical diagnostics division of Baxter Healthcare Corporation from 1974 to 1979 and a consultant with McKinsey & Company from 1967 to 1974. He is Chairman of the Board of Epimmune, Inc., and a director of Biosite Diagnostics, Inc. Mr. Greene received an M.B.A. from Harvard University.

       Mr. Gregg has served as a director since October 2001. Mr. Gregg serves on the Compensation Committee. Mr. Gregg has served as Vice President of Medtronic, Inc. and as President of Medtronic MiniMed since August 2001. Mr. Gregg served as President and Chief Operating Officer of Minimed from October 1996 until its acquisition by Medtronic in August 2001. Mr. Gregg joined Minimed as Vice President of Regulatory Affairs and Clinical Research in September 1994 and in 1995 was promoted to Executive Vice President, Operations. Prior to joining Minimed, Mr. Gregg spent the preceding nine years as Vice President of Governmental Affairs for Ioptex Research, the ophthalmic surgical products subsidiary of Smith & Nephew, plc. Prior to joining Ioptex Research, Mr. Gregg was responsible for Regulatory Affairs, Clinical Research and Quality Assurance for divisions of Allergan, Inc. Mr. Gregg currently serves as Chairman of the Health Advisory Board of the School of Policy, Planning and Development at the University of Southern California, and as an Advisory Council Member of the San Fernando Valley Economic Research Center at the California State University Northridge. Mr. Gregg serves on the board of directors of Ocular Sciences, Inc., a manufacturer of contact lenses, and Vasogen, Inc., a developer of immune modulation therapies for treatment of various diseases. Mr. Gregg holds a B.S. from Colorado State University.

       Mr. Kailian has served as a director since November 1995 and serves on the Audit and Nominating Committees. Mr. Kailian has served as President and Chief Executive Officer and as a director of COR Therapeutics, Inc. since March 1990. From 1967 to 1990, Mr. Kailian was employed by Marion Merrell Dow, Inc., a pharmaceutical company, and its predecessor companies, in various general management, product development, marketing and sales positions. Among the positions held by Mr. Kailian were President and General Manager, Merrell Dow USA and Corporate Vice President of Global Commercial Development, Marion Merrell Dow, Inc. Mr. Kailian is also a director of the Biotechnology Industry Organization and the California Healthcare Institute and is a director of NicOx S.A. Mr. Kailian holds a B.A. from Tufts University.

       Dr. Skyler has served as a director since August 1999 and serves on the Nominating Committee. He is Professor of Medicine, Pediatrics and Psychology, Director of the Division of Endocrinology, Diabetes and Metabolism and Director of the General Clinical Research Center at the University of Miami in Florida, where he has been employed since 1976. He is also Study Chairman for the National Institute of Diabetes & Digestive & Kidney Diseases in type 1 Diabetes TrialNet clinical trial network. Dr. Skyler has served as President of the American Diabetes Association, and as Vice President of the International Diabetes Federation. Dr. Skyler is a member of the Florida Governor’s Diabetes Advisory Council, and serves on the editorial board of diabetes and general medicine journals. He received his M.D. from Jefferson Medical College, and completed postdoctoral studies at Duke University Medical Center.

       Mr. Bradbury, one of our executive officers, has served as Executive Vice President since June 2000. He previously served as Senior Vice President of Corporate Development from April 1998 to June 2000 and as Vice President of Marketing from June 1995 to April 1998. From July 1994 to May 1995, Mr. Bradbury served as Director of Marketing for Amylin Europe Limited. Prior to joining Amylin, Mr. Bradbury was employed by SmithKline Beecham Pharmaceuticals from September 1984 to July 1994, where he held a number of positions, most recently as Associate Director, Anti-Infectives in the Worldwide Strategic Product Development Division. Mr. Bradbury holds a B.Pharm. (Hons.) from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education and is a member of the Royal Pharmaceutical Society of Great Britain.

       Ms. Brown, one of our executive officers, joined Amylin as Executive Vice President in June 2000. From February 1995 to October 1999, Ms. Brown was employed by Dura Pharmaceuticals, most recently as Executive Vice President. Before that, Ms. Brown spent over 25 years with Eli Lilly. With Eli Lilly, she held progressively more senior sales and marketing roles in the pharmaceutical division. She served as Vice President of Worldwide Marketing for Hybritech, and as Vice President of IVAC Corporation and General Manager of its Vital Signs Division. Ms. Brown is a member of the board of directors of Oridigm Corporation. She is a graduate of Louisiana Tech University where she studied microbiology and biochemistry.

       Mr. Brown, one of our executive officers, has served as Senior Vice President of Operations since March 2000. Mr. Brown previously served as Vice President of Operations from October 1998 to March 2000, and as Senior Director, Information Technology from May 1994 to October 1998. Prior to joining the Company, from 1989 to 1993, Mr. Brown was Director, Information Systems, Europe, based in London, England for Eli Lilly. From 1988 to 1989, Mr. Brown was Director, Information Systems for the Medial Devices and Diagnostics Division of Eli Lilly; he served as Director, Information Systems of IVAC Corporation, one of the seven companies in that division, from 1983 to 1988. Mr. Brown received a B.S. in Commerce and Engineering and an M.B.A. in Operations Research from Drexel University.

       Dr. Data, one of our executive officers, has served as Senior Vice President of Regulatory Affairs and Quality Assurance since August 1999. From 1996 to 1999, Dr. Data served as an officer of CoCensys, most recently as Executive Vice President, Product Development and Regulatory Affairs. From 1990 to 1996, Dr. Data held several positions at The Upjohn Company, most recently as Corporate Vice President for Pharmaceutical Regulatory Affairs and Project Management. Previously, she held a number of positions at Hoffmann-La Roche, including Vice President of Clinical Research and Development. Dr. Data has been an adjunct assistant professor in medicine and pharmacology at Duke University Medical Center since 1982 and at Cornell Medical Center since 1987. Dr. Data is a director of Stressgen Biotechnology Company. She earned her M.D. from Washington University School of Medicine and her Ph.D. in Pharmacology from Vanderbilt University.

       Dr. Kolterman, one of our executive officers, has served as Senior Vice President of Clinical Affairs since February 1997. Dr. Kolterman previously served as Vice President, Medical Affairs from July 1993 to February 1997 and Director, Medical Affairs from May 1992 to July 1993. From 1983 to May 1992, he was Program Director of the General Clinical Research Center and Medical Director of

the Diabetes Center, at the University of California, San Diego Medical Center. Since 1989 he has been Adjunct Professor of Medicine at UCSD. From 1978 to 1983, he was Assistant Professor of Medicine in the Endocrinology and Metabolism Division at the University of Colorado School of Medicine, Denver. He was a member of the Diabetes Control and Complications Trial Study Group at the time of its completion in 1993 and presently serves as a member of the Epidemiology of Diabetes Intervention and Complications Study. He is also a past-president of the California Affiliate of the American Diabetes Association. Dr. Kolterman earned his M.D. from Stanford University School of Medicine.

       Dr. Baron has served as our Vice President of Clinical Research since December 1999. Dr. Baron has been clinical Professor of Medicine at the University of California, San Diego, and Clinical VA Staff Physician at the VA Medical Center, San Diego, since 2001. From 1989 to 2000, Dr. Baron worked for the Indiana University School of Medicine, where he served as Professor of Medicine and Director, Division of Endocrinology and Metabolism. Earlier, Dr. Baron held academic and clinical positions in the Division of Endocrinology and Metabolism at University of California, San Diego, and the Veterans Administration Medical Center in San Diego. He is the recipient of several prestigious awards for his research in diabetes and vascular disease, including the 1996 Outstanding Clinical Investigator Award from the American Federation for Medical Research, several from the American Diabetes Association, and is a current National Institutes of Health MERIT award recipient. Dr. Baron is currently Principal Investigator for several diabetes studies, including the Early Diabetes Intervention Program study sponsored by the NIH and Bayer Pharmaceuticals. He earned his M.D. from the Medical College of Georgia, Augusta, and completed postdoctoral studies at the University of California, San Diego.

       Mr. Foletta, one of our executive officers, has served as Vice President of Finance and Chief Financial Officer since March 2000. Mr. Foletta previously served as Principal, Triton Group Management, Inc. from 1997 to 2000. From 1986 to 1997, Mr. Foletta held a number of management positions with Intermark, Inc. and Triton Group Ltd., the most recent of which was Senior Vice President, Chief Financial Officer and Corporate Secretary. From 1982 to 1986, Mr. Foletta was with Ernst & Young, most recently serving as an Audit Manager. Mr. Foletta earned his B.A. in Business Economics from the University of California, Santa Barbara in 1982 and received his California CPA accreditation in 1985.

       Mr. Rowland, one of our executive officers, has served as our Vice President, General Counsel and Secretary since September 2001. Prior to joining Amylin, Mr. Rowland served in various positions at Alliance Pharmaceuticals through August 2001, including as Vice President beginning in May 1999, Secretary beginning in May 1998 and General Counsel and Assistant Secretary beginning in 1993. Earlier, Mr. Rowland served as Vice President and Senior Counsel, Finance and Securities, at Imperial Savings Association for four years. For the previous eight years, he was engaged in the private practice of corporate law with the San Diego, California law firm of Gray, Cary, Ames & Fry, and the Houston, Texas law firm of Bracewell & Patterson. He received a J.D. from Emory University.

       Dr. Young has served as Vice President of Research since October 1998 and as Vice President of Physiology since January 1994. From 1989 to 1993 he held a number of positions in our Physiology Department, most recently as Principal Scientist and Senior Director of Physiology. Prior to joining Amylin in 1989, Dr. Young was a lecturer in the Department of Physiology at the University of Auckland, New Zealand and a part-time general medical practitioner. From 1984 to 1987, Dr. Young was a Clinical Research Scientist at the National Institutes of Health in Phoenix, Arizona, where he studied insulin resistance and diabetes. He received his M.B., Ch.B. (M.D.) and his Ph.D. in Physiology from the University of Auckland, New Zealand.

PRINCIPAL STOCKHOLDERS

       The following table sets forth information regarding the ownership of our common stock as of December 31, 2001 by:

•	each of our directors;

•	our Chief Executive Officer and our five other most highly compensated executive officers during 2001;

•	all of our executive officers and directors as a group; and

•	all those known by us to be the beneficial owners of more than five percent of our common stock.

       Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 67,553,668 shares outstanding on December 31, 2001, adjusted as required by rules promulgated by the Securities and Exchange Commission. Except as shown otherwise in the table, the address of each stockholder listed is in care of Amylin Pharmaceuticals, Inc. at 9373 Towne Centre Drive, San Diego, California 92121.

		Shares Issuable
		Pursuant to Options
		and Warrants
		Exercisable Within
	Number	60 Days of	Percent
Beneficial Owner(1)	of Shares	December 31, 2001	of Total

Allen Andersson(2)	9,707,093	—	14.4%
62 Sparhawk Lane North Conway, NH 03860

Wellington Management Co, LLP(3)	5,832,400	—	8.6%
76 State Street Boston, MA 02109

Funds Managed by Capital Research & Management Group(3)	4,582,833	—	6.8%
333 South Hope Street Los Angeles, CA 90071

Pequot Capital Management, Inc.(3)	4,331,700	—	6.4%
500 Nyala Farm Road Westport, CT 06880

James C. Blair(4)(5)	2,717,640	23,000	4.0%

Daniel M. Bradbury(6)	307,195	258,960	*

Julia R. Brown(7)	144,027	140,027	*

Martin R. Brown(8)	350,954	225,472	*

Vaughn D. Bryson(9)	109,013	13,000	*

Joseph C. Cook, Jr.(10)	2,281,536	1,192,324	3.3%

Joann L. Data(11)	175,713	132,875	*

Ginger L. Graham(12)	123,000	63,000	*

Howard E. Greene, Jr.(13)	2,179,431	23,000	3.2%

Terrance H. Gregg(14)	20,000	20,000	*

Vaughn M. Kailian(15)	63,000	63,000	*

		Shares Issuable
		Pursuant to Options
		and Warrants
		Exercisable Within
	Number	60 Days of	Percent
Beneficial Owner(1)	of Shares	December 31, 2001	of Total

Orville G. Kolterman(16)	527,829	496,766	*

Jay S. Skyler(17)	64,173	52,173	*

All executive officers and directors as a group (15 persons)	9,214,713	2,846,606	13.1%

*	Less than one percent.

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G and Forms 13F filed with the Securities and Exchange Commission. Includes shares issuable pursuant to options and other rights to purchase the Company’s shares exercisable within 60 days of December 31, 2001.

(2)	This amount includes 2,602,779 shares held by Susan Riecken, Mr. Andersson’s spouse.

(3)	Derived from information contained on the Form 13F filed by the stockholder for the period ended September 30, 2001.

(4)	Includes 2,515,046 shares held by Domain Partners IV, L.P., 60,556 shares held by DP IV Associates, L.P. and 100,000 shares held by Domain Associates. Dr. Blair is a general partner of One Palmer Square Associates II, L.P., and the managing member of One Palmer Square Associates IV, LLC. One Palmer Square Associates II, L.P. is the general partner of Domain Partners II. One Palmer Square Associates IV, LLC is the general partner of Domain Partners IV, L.P. and DP IV Associates, L.P. Dr. Blair disclaims beneficial ownership of the 2,585,602 shares held by the Domain Partners’ entities except to the extent of his pecuniary interest in such shares.

(5)	Includes 2,010 unvested stock options exercisable pursuant to early exercise provisions.

(6)	Includes 116,830 unvested stock options exercisable pursuant to early exercise provisions.

(7)	Includes 73,928 unvested stock options exercisable pursuant to early exercise provisions.

(8)	Includes 94,285 unvested stock options exercisable pursuant to early exercise provisions.

(9)	Includes 96,013 shares held by the Vaughn D. Bryson Irrevocable Trust, U-A 1/14/99 and 2,010 unvested stock options exercisable pursuant to an early exercise provision. As of December 31, 2001, Mr. Bryson held 6,753 shares of unvested common stock that are subject to a repurchase right in favor of Amylin.

(10)	Includes 130,752 shares owned by Farview Management, L.P., as to which Mr. Cook shares voting and dispositive power with his wife. Also includes 264,711 unvested stock options exercisable pursuant to early exercise provisions.

(11)	Includes 98,266 unvested stock options exercisable pursuant to early exercise provisions.

(12)	Includes 2,010 unvested stock options exercisable pursuant to early exercise provisions.

(13)	Includes 80,769 shares held by The Greene Children’s Trust, of which Mr. Greene is a trustee and with respect to which he shares voting and dispositive power with his wife, Arlene Greene, 2,075,662 shares held in The Greene Family Trust, of which Mr. Greene is a trustee and with respect to which he also shares voting and dispositive power with his wife and 2,010 unvested stock options exercisable pursuant to early exercise provisions.

(14)	Includes 20,000 unvested stock options exercisable pursuant to early exercise provisions.

(15)	Includes 2,010 unvested stock options exercisable pursuant to early exercise provisions.

(16)	Includes 4,050 shares owned by Dr. Kolterman’s daughter and stepson and 96,548 unvested stock options exercisable pursuant to early exercise provisions.

(17)	Includes 9,448 unvested stock options exercisable pursuant to early exercise provisions.

UNDERWRITING

       Amylin and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares

Goldman, Sachs & Co.

Lehman Brothers Inc.

Total	10,000,000

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

       If the underwriters sell more shares than the total set forth in the table above, the underwriters have an option to buy up to an additional 1,500,000 shares from Amylin to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

       The following table shows the per shares and total underwriting discounts to be paid to the underwriters by Amylin. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,500,000 additional shares.

Paid By Amylin

	No Exercise	Full Exercise

Per share	$	$

Total	$	$

       Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial price to public. If all the shares are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

       Amylin and its directors and executive officers have agreed not to dispose of or hedge any shares of their common stock, or any securities convertible into or exchangeable for shares of common stock during the period 90 days after the date of this prospectus supplement, except with the prior written consent of the underwriters. This agreement does not apply to Amylin’s existing equity incentive plans. Goldman, Sachs & Co., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

       The common stock is quoted on the Nasdaq National Market under the symbol “AMLN”.

       In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common stock from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common stock or purchasing common stock in the open market. In determining the source of common stock to close out the covered short position, the underwriters will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which they may purchase common stock through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common stock in the option market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discounted at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

       Amylin estimates that its total expenses of this offering, excluding the underwriting discount, will be approximately $275,000.

       Amylin has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Action of 1933.

       The underwriters have, from time to time, performed, and may in the future perform, certain investment banking and advisory services for Amylin for which they have received, and may receive, customary fees and expenses.

VALIDITY OF COMMON STOCK

       The validity of the shares of common stock being offered hereby will be passed upon for us by Cooley Godward LLP, San Diego, California, and for the underwriters by Sullivan & Cromwell, Los Angeles, California.

EXPERTS

       Ernst & Young, LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K, for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in the accompanying prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

13,300,000 Shares

Amylin Pharmaceuticals, Inc.

Common Stock

        We may from time to time issue up to 13,300,000 shares of common stock. We will specify in the accompanying prospectus supplement, or in a post-effective amendment to the registration statement of which this prospectus is a part, the terms of any offering. We may sell these shares to or through underwriters and also to other purchasers or through agents. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement or, if the offering will be an “at the market” offering, in the post-effective amendment. Our common stock is listed on the Nasdaq National Market under the symbol “AMLN”.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

Prospectus dated January 25, 2002.

SUMMARY OF OUR BUSINESS

      Amylin Pharmaceuticals, Inc. is engaged in the discovery, development and commercialization of potential drug candidates for the treatment of metabolic disorders. We currently have exclusive rights to two drug candidates for the treatment of diabetes in late stage development. We own rights underlying our first drug candidate, SYMLINTM (pramlintide acetate), which we invented and patented several years ago. We acquired rights relating to our second drug candidate, AC2993, through an exclusive patent license from Dr. John Eng and have filed patent applications covering developments in AC2993 and its uses that resulted from our own internal research and development.

      We are developing SYMLIN for the treatment of people with diabetes who use insulin. We submitted a New Drug Application for SYMLIN to the U.S. Food and Drug Administration, the FDA, in December 2000 and in October 2001, we received a letter from the FDA stating that SYMLIN was approvable for patients with type 1 diabetes and insulin-using patients with type 2 diabetes, subject to satisfactory results from additional clinical work. In December 2001, after consultation with the FDA, we announced our plans to initiate a seven-month dose titration study of SYMLIN focused on safety involving approximately 250 patients with type 1 diabetes and a few small studies to enhance suggested prescribing information. We do not expect the FDA to require any extended studies in type 2 diabetes patients as a condition to marketing approval of SYMLIN in the United States. We submitted a Marketing Approval Application for SYMLIN to European regulatory authorities in May 2001 and are involved in ongoing discussions with them regarding our application.

      We are developing AC2993 for the treatment of type 2 diabetes. AC2993, which is our code name for synthetic exendin-4, is currently in Phase 3 clinical studies. In May 2000, we entered into a collaboration agreement with Alkermes, Inc., a company specializing in the development of products based on proprietary drug delivery technologies for the development, manufacture and commercialization of an injectable long-acting formulation of AC2993, or AC2993 LAR, with the goal of developing a formulation that would enable a once a month administration of AC2993. We are currently funding a Phase 1 development program for AC2993 LAR.

      Our third drug candidate, AC3056, is a compound in-licensed from Aventis Pharma. We filed an Investigational New Drug Application for AC3056 with the FDA in June 2000 and commenced Phase 1 clinical trials shortly thereafter. We are evaluating AC3056 for potential utility in the treatment of metabolic disorders relating to cardiovascular disease.

      We were incorporated in Delaware in September 1987. Our principal executive offices are located at 9373 Towne Centre Drive, San Diego, California 92121. Our telephone number is (858) 552-2200. Our website is http://www.amylin.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our web site address is included in this document as an inactive textual reference only.

      SYMLIN is our trademark. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

RISK FACTORS

      Investment in our common stock involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus and the additional information in our reports on file with the Securities and Exchange Commission that are incorporated by reference in this prospectus before purchasing any of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

We have a history of operating losses, anticipate future losses, may not generate revenues from product sales and may never become profitable.

      We have experienced significant operating losses since our inception in 1987. As of September 30, 2001, we had an accumulated deficit of approximately $390 million. We expect to incur significant additional operating losses over the next few years. We have derived substantially all of our revenues to date from development funding, fees and milestone payments under collaborative agreements and from interest income. To date, we have not received any revenues from product sales. To achieve profitable operations, we, alone or with others, must successfully develop, manufacture, obtain required regulatory approvals and market our drug candidates. We may never become profitable. If we become profitable, we may not remain profitable.

We will require future capital and are uncertain of the availability or terms of additional funding. If our capital becomes insufficient and additional funding is unavailable, inadequate, or not available on acceptable terms, it may adversely affect the value of shares of our stock.

      We must continue to find sources of capital in order to complete the development and commercialization of our drug candidates. Our future capital requirements will depend on many factors, including:

•	progress with our preclinical studies and clinical studies;

•	scientific progress in our other research programs and the magnitude of these programs;

•	the time and costs involved in obtaining regulatory approvals for the marketing of any of our drug candidates;

•	the costs of manufacturing any of our drug candidates;

•	our ability to effectively market, sell and distribute SYMLIN, AC2993 and our other drug candidates, AC2993 LAR and AC3056, subject to obtaining regulatory approval;

•	our ability to establish one or more marketing, distribution or other commercialization arrangements for SYMLIN, AC2993 and our other drug candidates;

•	the costs involved in preparing, filing, prosecuting, maintaining, and enforcing patents or defending ourselves against competing technological and market developments; and

•	the potential need to repay existing indebtedness.

      You should be aware that:

•	we may not be able to obtain additional financial resources in the necessary time frame or on terms favorable to us, if at all;

•	any available additional financing may not be adequate; and

•	we may be required to use a portion of future financing to repay existing indebtedness to our current or future creditors, including Johnson & Johnson.

      As of September 30, 2001, the total principal and interest due to Johnson & Johnson was approximately $58.8 million, which is secured by our issued patents and patent applications relating to amylin, including several that relate to SYMLIN. This debt becomes due beginning in June 2005, however, if we enter into a change in control transaction, a license agreement for SYMLIN or a financing arrangement subsequent to approval of SYMLIN by the FDA, then the repayment date may be accelerated. In the event we are unable to obtain additional financing on acceptable terms, we may not have the financial resources to continue research and development of SYMLIN, AC2993 or any of our other drug candidates and we could be forced to curtail or cease our operations, which would adversely affect the value of our stock.

We may be unable to obtain regulatory clearance to market our drug candidates in the United States or abroad on a timely basis, or at all.

      Our drug candidates are subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. The process of obtaining FDA and other regulatory approvals is costly, time consuming, uncertain and subject to unanticipated delays. The FDA may refuse to approve an application for approval of a drug candidate if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy. Moreover, if the FDA grants regulatory approval of a product, the approval may be limited to specific indications or limited with respect to its distribution. Foreign regulatory authorities may apply similar limitations or may refuse to grant any approval.

      The data collected from our clinical trials may not be sufficient to support approval of SYMLIN, AC2993 or any of our other drug candidates by the FDA or any foreign regulatory authorities. With respect to SYMLIN, we submitted a new drug application to the FDA for marketing approval in December 2000. In October 2001, the FDA completed its review of our application and indicated that SYMLIN is approvable for both type 1 and insulin-using type 2 diabetes. However, the FDA also indicated that the ultimate approval of SYMLIN will require that we achieve satisfactory results from additional clinical work. In December 2001, after consultation with the FDA, we announced our plans to initiate a seven-month dose titration study of SYMLIN focused on safety involving approximately 250 patients with type 1 diabetes and a few small studies to enhance suggested prescribing information. We do not expect the FDA to require any extended studies in type 2 diabetes patients as a condition to marketing approval of SYMLIN in the United States. With respect to AC2993 and AC3056, we are currently in the process of conducting Phase 3 and Phase 1 clinical studies, respectively. It is possible that the FDA or other regulatory authorities may deem our clinical trial results insufficient to meet regulatory requirements for marketing approval or may limit approval for only selected uses.

      Moreover, manufacturing facilities operated by the third party manufacturers with whom we contract to manufacture SYMLIN, AC2993 and our other drug candidates may not pass an FDA or other regulatory authority preapproval inspection. Any failure or delay in obtaining these approvals could prohibit or delay us from marketing these drug candidates. Consequently, even if we believe that preclinical and clinical data are sufficient to support regulatory approval for these drug candidates, the FDA and foreign regulatory authorities may not ultimately approve SYMLIN, AC2993 or our other drug candidates for commercial sale in any jurisdiction. If these drug candidates do not meet applicable regulatory requirements for approval, we may not have the financial resources to continue research and development of any of our product candidates and we may not be able to generate revenues from the commercial sale of any of our product candidates.

Delays in the conduct or completion of our clinical trials or the analysis of the data from our clinical trials may result in delays in our planned filings for regulatory approvals, or adversely affect our ability to enter into new collaborative arrangements.

      We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical studies that will cause us or regulatory authorities to delay or suspend our ongoing clinical studies, delay or suspend planned clinical studies, or delay the analysis of data from our completed or ongoing clinical studies. If the results of our ongoing or planned clinical studies for our product candidates are not available when we expect or if we encounter any delay in the analysis of data from our clinical studies:

•	we may be unable to submit our final data for SYMLIN to the FDA for marketing approval;

•	we may be unable to complete our Phase 3 clinical program for AC2993;

•	we may be unable to commence Phase 2 studies of AC2993 LAR;

•	we may be unable to commence Phase 2 studies of AC3056;

•	we may not have the financial resources to continue research and development of any of our drug candidates; and

•	we may not be able to enter into collaborative arrangements relating to any drug candidate subject to delay in clinical studies or delay in regulatory filings.

      Any of the following could delay the completion of our ongoing and planned clinical studies:

•	ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

•	delays in enrolling volunteers;

•	lower than anticipated retention rate of volunteers in a clinical trial;

•	negative results of clinical studies;

•	insufficient supply or deficient quality of drug candidate materials or other materials necessary for the performance of clinical trials; or

•	serious side effects experienced by study participants relating to a drug candidate.

Even if we obtain initial regulatory approval for a drug candidate, if we fail to comply with extensive continuing regulations enforced by domestic and foreign regulatory authorities, it could harm our ability to generate revenues and the market price of our stock could fall.

      Even if we are able to obtain regulatory approval for a drug candidate in the United States or other countries, the approval will be subject to continual review, and newly discovered or developed safety issues may result in revocation of the regulatory approval. Moreover, if we obtain marketing approval for a drug candidate in the United States, the marketing of the product will be subject to extensive regulatory requirements administered by the FDA and other regulatory bodies, including adverse event reporting requirements and the FDA’s general prohibition against promoting products for unapproved uses. The manufacturing facilities for our drug candidates are also subject to continual review and periodic inspection and approval of manufacturing modifications. Domestic manufacturing facilities are subject to biennial inspections by the FDA and must comply with the FDA’s Good Manufacturing Practices regulations. In complying with these regulations, manufacturers must spend funds, time and effort in the areas of production, record keeping, personnel and quality control to ensure full technical compliance. Failure to comply with any of these post-approval requirements can, among other things, result in warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. Any of these enforcement actions or any unanticipated changes in existing regulatory requirements or the adoption of new requirements could adversely affect our ability to market products and generate revenues and thus adversely affect our ability to continue as a going concern and cause our stock price to fall.

      The manufacturers of our drug candidates also are subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substance disposal. In the future, our manufacturers may incur significant costs to comply with those laws and regulations, which could increase our manufacturing costs and reduce our ability to operate profitably.

We have not previously sold, marketed or distributed any products and may not be able to successfully commercialize SYMLIN, AC2993 or our other drug candidates.

      We have not previously sold, marketed or distributed any products. While we began building a commercial team to carry out market planning, logistics management and sales and marketing functions for SYMLIN, we have delayed plans for the continued development of these functions until the timing of FDA approval for SYMLIN becomes more certain. As our other drug candidates progress towards ultimate commercialization, we will need to develop our sales and marketing abilities with respect to those candidates. We may be unable to successfully hire and retain key sales and marketing personnel that we may need to effectively manage and carry out the commercialization of SYMLIN, AC2993 and our other drug candidates. Even if we manage to hire and retain necessary personnel, we may be unable to implement our sales, marketing and distribution strategies effectively or profitably. In addition, while our commercialization plan provides for the staged hiring of sales and marketing personnel and deferral of costs, where possible, in the event that SYMLIN, AC2993 or another of our drug candidates is not approved for marketing by the FDA, we will have incurred significant expenses that will not be recoverable.

Our ability to enter into third party relationships is important to our successful development and commercialization of SYMLIN, AC2993 and our other drug candidates and our potential profitability.

      To market any of our products in the United States or elsewhere, we must develop internally or obtain access to sales and marketing forces with technical expertise and with supporting distribution capability in the relevant geographic territory. With respect to sales, marketing and distribution outside the United States, we believe that we will likely need to enter into marketing and distribution arrangements with third parties for, or find a corporate partner who can provide support for, the commercialization of SYMLIN, AC2993 or our other drug candidates. We may also enter into similar arrangements with third parties for the commercialization of our drug candidates within the United States.

      We may not be able to enter into marketing and distribution arrangements or find a corporate partner for SYMLIN, AC2993 or our other drug candidates. If we are not able to enter into a marketing or distribution arrangement or find a corporate partner who can provide support for commercialization of our drug candidates as we deem necessary, we may not be able to successfully perform these marketing or distribution activities. Moreover, any new marketer or distributor or corporate partner for our drug candidates with whom we choose to contract may not establish adequate sales and distribution capabilities or gain market acceptance for our products, if any.

Pricing regulations and reimbursement limitations may reduce our potential revenues from the sale of future products.

      The requirements governing product licensing, pricing and reimbursement vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after product licensing approval is granted. As a result, we may obtain regulatory approval for a product in a particular country, but then be subject to price regulations that reduce our revenues from the sale of the product. Also, in some foreign markets pricing of prescription pharmaceuticals is subject to continuing governmental control even after initial marketing approval.

      Our ability to commercialize our products successfully also will depend in part on the extent to which reimbursement for the cost of our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third-party payors sometimes challenge the prices charged for medical products and services. If we succeed in bringing SYMLIN, AC2993 or any other product candidate to the market, we cannot be certain that the products will be considered cost effective and that reimbursement will be available or will be sufficient to allow us to sell the products on a competitive basis.

We do not manufacture our own drug candidates and may not be able to obtain adequate supplies, which could cause delays or reduce profit margins.

      The manufacturing of sufficient quantities of new drug candidates is a time-consuming and complex process. We currently have no facilities for the manufacture of SYMLIN, AC2993 or our other drug candidates and rely on third parties to provide manufacturing capability.

      We work with three contract suppliers, Bachem California, UCB-Bioproducts and Mallinckrodt, who have the capabilities for the commercial manufacture of bulk SYMLIN. In addition, in connection with our clinical trials, we currently rely on one manufacturer, OMJ Pharmaceuticals, Inc., for dosage form SYMLIN in vials, one manufacturer, CP Pharmaceuticals Ltd., for dosage form SYMLIN in cartridges and one manufacturer, Disetronic Medical Systems, of pens for delivery of SYMLIN in cartridges. These manufacturers may not be able to make the transition to commercial production. While we believe that business relations between us and our contract manufacturers are good, we cannot predict whether these manufacturers will continue to meet our requirements for quality, quantity or timeliness for the manufacture of bulk SYMLIN, dosage form SYMLIN or pens. Therefore, we may not be able to obtain supplies of products with acceptable quality, on acceptable terms or in sufficient quantities, if at all. Our dependence on third parties for the manufacture of products may also reduce our profit margins and our ability to develop and deliver products in a timely manner.

      If any of our existing or future manufacturers cease to manufacture, or are otherwise unable to deliver, SYMLIN, AC2993 or our other products, in either bulk or dosage form, or other product components, including pens for the delivery of these products, we may need to engage additional manufacturers. The cost and time to establish manufacturing facilities would be substantial. As a result, using a new manufacturer could disrupt our ability to supply our products and/or reduce our profit margins. Any delay or disruption in the manufacturing of bulk product, the dosage form of our products or other product components, including pens for delivery of our products, could harm our ability to generate product sales, harm our reputation and require us to raise additional funds.

Our other research and development programs may not result in additional drug candidates, which could limit our ability to generate revenue.

      Our research and development programs other than SYMLIN and AC2993 are at an early stage. Any additional drug candidates will require significant research, development, preclinical and clinical testing, regulatory approval and/or commitments of resources before commercialization. We cannot predict whether our research will lead to the discovery of any additional product candidates that could generate revenues for us.

If our patents are determined to be unenforceable or if we are unable to obtain new patents based on current patent applications or for future inventions, we may not be able to prevent others from using our intellectual property.

      As of November 30, 2001, we owned or held exclusive rights to 32 issued U.S. patents and approximately 28 pending U.S. patent applications. Of these issued patents and patent applications, we have a total of 16 issued U.S. patents and 8 pending U.S. patent applications that we believe are relevant to the development and commercialization of SYMLIN and one issued U.S. patent and 13 pending U.S. patent applications that we believe are relevant to the development and commercialization of AC2993 or AC2993 LAR. We also own or hold exclusive rights to various foreign patent applications that correspond to issued U.S. patents or pending U.S. patent applications. We do not hold composition-of-matter patents covering AC2993 or AC2993 LAR.

      Our success will depend in part on our ability to obtain patent protection for our products and technologies both in the United States and other countries. We cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Alternatively, a third party may successfully circumvent our patents. Our rights under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes. In addition, because patent applications in the United States are maintained in secrecy for eighteen months after the filing of the applications, and publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be sure that the inventors of subject matter covered by our patents and patent applications were the first to invent or the first to file patent applications for these inventions. In the event that a third party has also filed a patent on a similar invention, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office or its foreign equivalent to determine priority of invention, which could result in a loss of our patent position. Furthermore, we may not have identified all U.S. and foreign patents that pose a risk of infringement.

Litigation regarding patents and other proprietary rights may be expensive, cause delays in bringing products to market and harm our ability to operate.

      Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under these patents are still developing. As a result, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Third parties may challenge or infringe upon existing or future patents. In the event that a third party challenges a patent, a court may invalidate the patent or determine that the patent is not enforceable. Proceedings involving our patents or patent applications or those of others could result in adverse decisions about:

•	the patentability of our inventions and products relating to our drug candidates; and/or

•	the enforceability, validity or scope of protection offered by our patents relating to our drug candidates.

      The manufacture, use or sale of any of our drug candidates may infringe on the patent rights of others. If we are unable to avoid infringement of the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to successfully defend an infringement action or have infringing patents declared invalid, we may:

•	incur substantial money damages;

•	encounter significant delays in bringing our drug candidates to market; and/or

•	be precluded from participating in the manufacture, use or sale of our drug candidates or methods of treatment requiring licenses.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

      In order to protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Competition in the biotechnology and pharmaceutical industries may result in competing products, superior marketing of other products and lower revenues or profits for us.

      There are many companies that are seeking to develop products and therapies for the treatment of diabetes and other metabolic disorders. Our competitors include multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. A number of our largest competitors, including Bristol-Myers Squibb Company, Eli Lilly and Company, Merck & Co., Novartis, Novo Nordisk and Takeda Pharmaceuticals, are pursuing the development or marketing of pharmaceuticals that target the same diseases that we are targeting, and it is possible that the number of companies seeking to develop products and therapies for the treatment of diabetes and other metabolic disorders will increase. Many of our competitors have substantially greater financial, technical and human resources than we do. In addition, many of these competitors have significantly greater experience than we do in undertaking preclinical testing and human clinical studies of new pharmaceutical products and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than we do, which would provide these competitors with an advantage for the marketing of products with similar potential uses. Furthermore, if we are permitted to commence commercial sales of products, we may also be competing with respect to manufacturing and product distribution efficiency and sales and marketing capabilities, areas in which we have limited or no experience as an organization.

      Our target patient population for SYMLIN is people with diabetes whose therapy includes multiple insulin injections daily. AC2993 is currently being studied for the treatment of type 2 diabetes. Other products are currently in development or exist in the market that may compete directly with the products that we are seeking to develop and market. Various products are available to treat type 2 diabetes, including:

• sulfonylureas	• meglitinides
• metformin	• alpha-glucosidase inhibitors
• insulin	• thiozolidinediones

      In addition, several companies are developing various approaches to improve treatments for type 1 and type 2 diabetes. We cannot predict whether our drug candidates, even if successfully tested and developed, will have sufficient advantages over existing products to cause health care professionals to adopt them over other products or that our drug candidates will offer an economically feasible alternative to existing products.

We may not be able to keep up with the rapid technological change in the biotechnology and pharmaceutical industries, which could make our products obsolete and reduce our revenues.

      Biotechnology and related pharmaceutical technologies have undergone and continue to be subject to rapid and significant change. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Any products that we develop may become obsolete before we recover expenses incurred in developing those products, which may require that we raise additional funds to continue our operations.

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel.

      We are highly dependent on Joseph C. Cook, Jr., our Chairman and Chief Executive Officer, and the other principal members of our executive and scientific teams, the loss of whose services might impede the achievement of our research, development and commercialization objectives. Recruiting and retaining qualified sales, marketing and scientific personnel will also be critical to our success. Although we believe we will be successful in attracting and retaining skilled and experienced sales, marketing and scientific personnel, we may not be able to attract and retain these personnel on acceptable terms given the competition between numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions. We do not maintain “key person” insurance on any of our employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating research and development strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Our business has a substantial risk of product liability claims, and insurance may be expensive or unavailable.

      Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. Product liability claims could result in a recall of products or a change in the indications for which they may be used. We currently have clinical trial insurance, and will seek product liability insurance prior to marketing any of our drug candidates. We cannot assure you that our insurance will provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may not be able to maintain current amounts of insurance coverage, obtain additional insurance or obtain insurance at a reasonable cost or in sufficient amounts to protect against losses that could have a material adverse effect on us.

Our activities involve the use of hazardous materials, which subject us to regulation, related costs and delays and potential liabilities.

      Our research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

We have implemented anti-takeover provisions that could discourage or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and as a result our management may become entrenched and hard to replace.

      Provisions in our certificate of incorporation and bylaws, as amended, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions include:

•	allowing our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	allowing our board of directors to issue, without stockholder approval, up to 7.5 million shares of preferred stock with terms set by the board of directors;

•	limiting the ability of holders of our outstanding common stock to call a special meeting of our stockholders; and

•	preventing stockholders from taking actions by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders.

      Each of these provisions, as well as selected provisions of Delaware law, could discourage potential takeover attempts, could adversely affect the market price of our common stock and could cause our management to become entrenched and hard to replace. In addition to provisions in our charter documents and under Delaware law, an acquisition of our company could be made more difficult by our employee benefits plans and our employee change in control plan, under which, in connection with a change in control, stock options held by our employees may become vested and our executive officers may receive severance benefits.

Our executive officers, directors and major stockholders control approximately 46% of our common stock.

      As of November 30, 2001, executive officers, directors and holders of 5% or more of our outstanding common stock, in the aggregate, owned or controlled approximately 46% of our outstanding common stock. As a result, these stockholders are able to influence all matters requiring approval by our stockholders, including the election of directors and the approval of corporate transactions. This concentration of ownership may also delay, deter or prevent a change in control of our company and may make some transactions more difficult or impossible to complete without the support of these stockholders.

Substantial future sales of our common stock by existing stockholders or by us could cause our stock price to fall.

      Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the market price of our common stock to drop. Likewise, additional equity financings or other share issuances by us, including shares issued in connection with strategic alliances, could adversely affect the market price of our common stock.

We have been named as a defendant in securities class action litigation that could result in substantial costs and divert management’s attention and resources.

      On August 9, 2001, a class action lawsuit was filed against us and our chief executive officer in the United States District Court for the Southern District of California. On August 14, 2001 a second, similar class action lawsuit was filed against the same parties and an executive vice president in the same court. Additional similar lawsuits have been filed. On December 27, 2001, all of the existing lawsuits were consolidated into a single action. The lawsuits allege securities fraud in connection with various statements and alleged omissions relating to the development of SYMLIN, and seek compensatory damages, payment of fees and expenses, and further relief. We may not be successful in our defense of such claims. If we are not successful, we could be forced to make changes to how we conduct our business or make significant payments to the plaintiffs’ lawyers or our stockholders. Such changes or payments could have a material adverse effect on our business, financial condition and results of operations, particularly if any required payments are not entirely covered by our insurance. Even if our defense against such claims is successful, the litigation could result in substantial costs and divert management’s attention and resources, which could adversely affect our business.

Significant volatility in the market price for our common stock could expose us to continued litigation risk.

      The market prices for securities of biopharmaceutical and biotechnology companies, including our common stock, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of these biopharmaceutical and biotechnology companies. During the eight quarters ending on

December 31, 2001, the closing sales price of our common stock varied significantly, as shown in the following table:

	High	Low

Year ending December 31, 2000
First Quarter	$18.38	$7.50
Second Quarter	17.44	7.50
Third Quarter	18.13	10.31
Fourth Quarter	12.69	6.50

Year ending December 31, 2001
First Quarter	$12.19	$5.00
Second Quarter	15.01	8.50
Third Quarter	11.11	4.94
Fourth Quarter	11.20	5.41

      Given the uncertainty of our future funding and of regulatory approval of SYMLIN, AC2993 and our other drug candidates, we expect that we may continue to experience volatility of our stock price for the foreseeable future. In addition, the following factors significantly affect the market price of our common stock:

•	announcements of additional clinical study results;

•	announcements of determinations by regulatory authorities with respect to our drug candidates;

•	developments in our relationships with current or future collaborative partners;

•	our ability to successfully implement our commercialization strategies;

•	fluctuations in our operating results;

•	developments in our relationships with third party manufacturers of our products and other parties who provide services to us;

•	public concern as to the safety of drugs developed by us;

•	technological innovations or new commercial therapeutic products by us or our competitors;

•	developments in patent or other proprietary rights;

•	governmental policy or regulation; and

•	general market conditions.

      Broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. Periods of volatility in the market price of our common stock exposes us to securities class-action litigation, and we may continue to be the target of such litigation as a result of market price volatility in the future.

FORWARD-LOOKING INFORMATION

      This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “will,” “could,” “may,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus and incorporated by reference in this prospectus. The key factors that could cause actual results to differ materially from the forward-looking statements include:

•	scientific and technological uncertainties regarding our product candidates;

•	risks and uncertainties regarding the adequacy of our clinical trial processes and whether the results of those clinical trials will be adequate to support regulatory filings and/or approvals;

•	risks associated with timing of regulatory approval of SYMLIN by the FDA following the completion of additional clinical trials for SYMLIN;

•	risks associated with timing of clinical trials for AC2993 and other drug candidates;

•	our ability to raise additional needed capital or consummate strategic or corporate partner transactions on favorable terms or at all; and

•	dependence on third party service providers and manufacturers of our products.

      Because the factors referred to above, as well as the risk factors beginning on page 1 of this prospectus and the factors incorporated by reference in this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. You should read these factors and the other cautionary statements we make in this prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements that we make in this prospectus and in the documents we incorporate by reference. Further, any forward-looking statement speaks only as of the date on which it is made. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

      Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of our common stock for research and development and general corporate purposes. Our research and development efforts in 2002 will be principally focused on development of AC2993, including our planned Phase 3 clinical trials. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we currently are not planning or negotiating any such transactions. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 200 million shares of common stock, $0.001 par value, and 7.5 million shares of preferred stock, $0.001 par value. As of November 30, 2001, there were 67,384,866 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for distribution. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon the completion of this offering will be, fully paid and non-assessable.

Preferred Stock

      Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 7.5 million shares of preferred stock in one or more series. Our board shall determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series.

      The issuance of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of our company, which could depress the market price of our common stock.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents

      Delaware Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

      Charter Documents. Our amended and restated certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Additionally, our amended and restated certificate of incorporation:

•	generally prohibits the use of cumulative voting in the election of directors;

•	provides that the authorized number of directors may be changed only by resolution of our board of directors; and

•	authorizes our board of directors to issue blank check preferred stock, which, if convertible into common stock, could increase the number of shares of common stock outstanding.

      Our amended and restated bylaws provide that candidates for director may be nominated only by our board of directors or by a stockholder, who must give us 120 days advance notice of a proposed nominee. Also, stockholders must give us 120 days advance notice of business to be brought by a stockholder before a stockholder’s meeting. The authorized number of directors is fixed in accordance with our amended and restated certificate of incorporation. Our board of directors may appoint new directors to fill vacancies or newly created directorships. Our amended and restated bylaws also limit who may call a special meeting of stockholders.

      Our amended and restated certificate of incorporation contains a provision that requires the approval of the holders of 66 2/3% of our voting stock as a condition to a merger or various other business transactions with or proposed by an interested stockholder, which, for these purposes, means a holder of 15% or more of our voting stock. This approval is not required if the transaction is approved by our continuing directors, which, for these purposes, includes those of our directors who were either originally elected upon our incorporation, are not interested stockholders, or affiliated with an interested stockholder, or were nominated by, or whose election to the board of directors was recommended or approved by, a majority of the foregoing directors. This approval is also not required if certain minimum price criteria and other procedural requirements are met. The minimum price criteria generally require that, in a transaction in which stockholders are to receive payments, holders of our common stock must receive a value equal to the highest price paid by any interested stockholder for shares of our common stock during the prior two years and that such payment be made in cash or in the type of consideration paid by the interested stockholder for the greatest portion of its shares. Our board of directors believes that this provision will help assure that all of our stockholders will be treated similarly if certain kinds of business combinations are effected. However, this provision may make it more difficult to accomplish certain transactions that are opposed by the incumbent board of directors and that could be beneficial to stockholders.

      Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services. Its address is 400 South Hope Street, 4th Floor, Los Angeles, CA 90071 and its telephone number is (800) 522-6645.

PLAN OF DISTRIBUTION

      We may sell the common stock being offered hereby through underwriters or dealers, through agents, or directly to one or more purchasers from time to time. The prospectus supplement will describe the terms of the offering of the common stock, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the common stock and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional common stock from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the common stock may be listed.

      In addition, if we engage in an “at the market” offering, we will file a post-effective amendment to the registration statement of which this prospectus is a part, naming the underwriter or underwriters. Only underwriters named in a prospectus supplement or post-effective amendment are underwriters of the common stock offered thereby.

      If underwriters are used in the sale, they will acquire the common stock for their own account and may resell the stock from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the shares of common stock offered by a prospectus supplement or post-effective amendment. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in a prospectus supplement or post-effective amendment, naming the underwriter, the nature of any such relationship.

      We may sell common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of common stock and we will describe any commissions we will pay the agent in the prospectus supplement or post-effective amendment.

      Unless a prospectus supplement or post-effective amendment states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

      We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

      Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the common stock originally sold by the dealer is purchased in a covering transaction to cover short positions. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of these activities at any time.

      Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

      The validity of the common stock being offered hereby will be passed upon by Cooley Godward LLP, San Diego, California.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K, for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the common stock we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available at the SEC’s web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

      The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the termination of the offering of the shares covered by this prospectus.

      The following documents filed with the SEC are incorporated by reference in this prospectus:

1. Our annual report on Form 10-K for the year ended December 31, 2000;

2. Our Notice of Annual Meeting and Proxy Statement for Annual Meeting of Stockholders held on May 24, 2001;

3. Our quarterly reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

4. The amended quarterly report on Form 10-Q for the quarter ended September 30, 2001;

5. The current reports on Form 8-K we filed on July 25, 2001, July 27, 2001, August 15, 2001 and October 24, 2001; and

6. The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on November 27, 1991, including any amendments or reports filed for the purpose of updating this information.

      We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Amylin Pharmaceuticals, Inc., Attention: Investor Relations, 9373 Towne Centre Drive, San Diego, CA 92121, telephone: (858) 552-2200.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

10,000,000 Shares

Amylin

Pharmaceuticals, Inc.

Common Stock

Goldman, Sachs & Co.

Lehman Brothers